UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Financial Statements for Fiscal 2016 <Under Japanese GAAP>
Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411		May 15, 2017
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting
Phone:	+81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled):	June 23, 2017
Filing of Yuka Shoken Hokokusho to the Kanto Local		Commencement of Dividend Payment (scheduled):	June 5, 2017
Finance Bureau (scheduled):	June 26, 2017	Trading Accounts:	Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2016 (for the fiscal year ended March 31, 2017)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2016	3,292,900	2.4	737,512	(26.0)	603,544	(10.0)
Fiscal 2015	3,215,274	1.1	997,529	(1.3)	670,943	9.6

Note:	Comprehensive Income: Fiscal 2016: ¥558,131 million, 83.2%; Fiscal 2015: ¥304,594 million, (84.3)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2016	23.86	23.78	7.2	0.3	22.3
Fiscal 2015	26.94	26.42	8.3	0.5	31.0

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2016: ¥18,899 million; Fiscal 2015: ¥24,299 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2016	200,508,610	9,273,361	4.2	335.96
Fiscal 2015	193,458,580	9,353,244	4.2	322.46

Reference:	Own Capital: As of March 31, 2017 ¥8,522,268 million; As of March 31, 2016 ¥8,167,813 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2016	4,690,131	5,796,391	(24,537)	45,523,663
Fiscal 2015	4,104,197	3,687,897	(521,023)	35,089,122

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2015	—	3.75	—	3.75	7.50	187,078	27.8	2.3
Fiscal 2016	—	3.75	—	3.75	7.50	190,347	31.4	2.2
Fiscal 2017 (estimate)	—	3.75	—	3.75	7.50		34.6

Note:	Please refer to Cash Dividends for Shareholders of Classified Stock (unlisted) mentioned later, the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2017 (for the fiscal year ending March 31, 2018)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2017	—	—	—
Fiscal 2017	550,000	(8.8)	21.67

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock as of March 31, 2017.

øNotes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “Change in Accounting Policies” on page 1-14 of the attachment.

(3) Issued Shares of Common Stock

① Year-end issued shares (including treasury stock):	As of March 31, 2017	25,386,307,945 shares	As of March 31, 2016	25,030,525,657 shares
② Year-end treasury stock:	As of March 31, 2017	19,992,754 shares	As of March 31, 2016	10,929,211 shares
③ Average number of outstanding shares:	Fiscal 2016	25,285,898,988 shares	Fiscal 2015	24,806,160,636 shares

(Reference) Non-Consolidated Financial Statements for Fiscal 2016

Financial Highlights for Fiscal 2016 (for the fiscal year ended March 31, 2017)

(1) Non-Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2016	378,084	13.3	339,157	12.1	326,482	10.0	326,676	7.3
Fiscal 2015	333,500	(11.7)	302,436	(13.8)	296,562	(15.1)	304,389	(12.7)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2016	12.91	12.86
Fiscal 2015	12.17	11.98

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2016	9,269,369	5,342,523	57.6	210.51
Fiscal 2015	7,064,211	5,197,208	73.5	203.58

Reference:	Own Capital: As of March 31, 2017: ¥5,340,769 million; As of March 31, 2016: ¥5,194,445 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

This immediate release is outside the scope of the audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 13, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share					Total Cash Dividends (Annual)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2015	—	10.00	—	10.00	20.00	2,429
Fiscal 2016	—

Note:	Mizuho Financial Group Inc. (“MHFG”) acquired all of the Eleventh Series Class XI Preferred Stock as of July 1, 2016 that had not been requested for acquisition by June 30, 2016 and cancelled all of the Eleventh Series Class XI Preferred Stock held by MHFG on July 13, 2016. Accordingly, cash dividend payments related to the Eleventh Series Class XI Preferred Stock will not be made in fiscal 2016.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2016 and Dividend Estimates for Fiscal 2017	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Change in Accounting Policies)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for May 22, 2017 (Monday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2017, the global economy as a whole continued to recover gradually, while weakness in the recovery is seen in some regions. As for the future direction of the economy, although continued recovery is expected, particularly in the United States, concerns over a downturn still linger, and such factors as the policy management of the new president of the United States, the political climate in Europe, trends in China’s economy and increased geopolitical risk need continued and careful observation.

In the United States, employment conditions continued to be generally favorable, and the economy continued to be on a recovery trend, supported by steady consumer spending and increased exports. The economy is expected to continue to be on a trend of gradual expansion, backed by policies of the new president; however, concerns such as increasing uncertainty about the future direction of the economy caused by foreign exchange and trade policies under the new administration require attention.

In Europe, the economies continued to recover gradually due to such factors as the recovery of consumer spending and the pickup in exports. It is expected that the economies of the region will continue to exhibit the same trend; however, political developments in Europe, including the United Kingdom’s Brexit negotiations, elections in European countries and non-performing loan problems in southern European countries, require further attention.

In Asia, China’s economy was stable, partly due to support from governmental policies. Going forward, with continued support provided by fiscal policies, including investment in infrastructure and tax reductions, China’s economy is expected to remain generally unchanged for the time being. The economies of emerging countries have picked up due to such factors as the steadiness of China’s economy and the increase in resource prices. As for the future direction of the economies, partially due to concerns such as depreciation in the currencies of emerging countries and increased capital outflow pressures, the pace of economic expansion is expected to remain gradual.

In Japan, benefiting from improvement of overseas economies, the economy continued to recover gradually mainly in the areas of exports and capital investment. Going forward, the economy is expected to continue to recover gradually, due to such factors as an improved export environment and the effectiveness of various policies; however, increasing uncertainty in overseas economies requires continued attention.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,092.7 billion for fiscal 2016, decreasing by ¥128.8 billion from the previous fiscal year.

Gross Profits of aggregate figures for Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. on a non-consolidated basis (on a non-consolidated aggregated basis of the banks) decreased by ¥157.9 billion on a year-on-year basis to ¥1,441.4 billion mainly due to the impact of negative interest rates. General and Administrative Expenses on a non-consolidated aggregated basis of the banks increased by ¥36.1 billion on a year-on-year basis to ¥947.1 billion.

Net Operating Revenues on a consolidated basis of Mizuho Securities Co., Ltd. decreased by ¥49.2 billion on a year-on-year basis to ¥365.9 billion due to the impact of the decrease in consolidated subsidiaries as a result of corporate restructuring in the group companies and other factors, offset in part by an increase in Net Gain on Trading.

Selling, General and Administrative Expenses on a consolidated basis of Mizuho Securities Co., Ltd. decreased by ¥38.6 billion on a year-on-year basis to ¥290.9 billion.

As a result, Consolidated Net Business Profits decreased by ¥189.4 billion on a year-on-year basis to ¥663.4 billion.

Consolidated Credit-related Costs amounted to ¥47.5 billion.

Consolidated Net Gains (Losses) related to Stocks increased by ¥36.4 billion on a year-on-year basis to net gains of ¥242.1 billion due to the progress in cross-shareholding disposal and other factors.

As a result, Ordinary Income decreased by ¥260.0 billion on a year-on-year basis to ¥737.5 billion.

Extraordinary Gains (Losses) increased by ¥35.9 billion on a year-on-year basis to net gains of ¥46.6 billion due to extraordinary gains as a result of the establishment of Asset Management One Co., Ltd.

Tax-related Expenses decreased by ¥144.8 billion on a year-on-year basis to ¥137.7 billion due to the recording of deferred tax assets as a result of corporate restructuring in the group companies and other factors.

As a result, Profit Attributable to Owners of Parent for fiscal 2016 decreased by ¥67.3 billion on a year-on-year basis to ¥603.5 billion. This result shows a 100% achievement against the earnings plan for fiscal 2016 of ¥600.0 billion.

As for earnings estimates for fiscal 2017, we estimate Ordinary Profits of ¥790.0 billion and Profit Attributable to Owners of Parent of ¥550.0 billion on a consolidated basis.

1-2

Mizuho Financial Group, Inc.

(2) Overview of Financial Conditions

Consolidated total assets as of March 31, 2017 amounted to ¥200,508.6 billion, increasing by ¥7,050.0 billion from the end of the previous fiscal year, mainly due to increases in Cash and Due from banks.

Securities were ¥32,353.1 billion, decreasing by ¥7,152.8 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥78,337.7 billion, increasing by ¥4,628.9 billion from the end of the previous fiscal year.

Deposits and Negotiable Certificates of Deposit amounted to ¥130,676.4 billion, increasing by ¥13,219.8 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,273.3 billion, decreasing by ¥79.8 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥7,001.2 billion, Accumulated Other Comprehensive Income was ¥1,520.9 billion and Non-controlling Interests was ¥749.3 billion.

Net Cash Provided by Operating Activities was ¥4,690.1 billion mainly due to increased deposits. Net Cash Provided by Investing Activities was ¥5,796.3 billion mainly due to purchase, sale, and redemption of securities, and Net Cash Used in Financing Activities was ¥24.5 billion mainly due to issuance of subordinated bonds, redemption of preferred stocks, and cash dividends paid.

As a result, Cash and Cash Equivalents as of March 31, 2017 was ¥45,523.6 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2016 and Dividend Estimates for Fiscal 2017

We continue to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders.

As for a policy to return profits to shareholders, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

Based on this policy, we have decided to make cash dividend payments on common stock of ¥3.75 as year-end dividends for the fiscal year ended March 31, 2017 (annual cash dividends of ¥7.50 including interim dividends of ¥3.75) as predicted in Dividend Estimates for Fiscal 2016.

The board of directors has considered thoroughly and decided the above cash dividend payments taking into account our business environment comprehensively such as the financial result for fiscal 2016 in which Profit Attributable to Owners of Parent amounted to ¥603.5 billion and achieved earnings estimates, future earnings forecasts, profit base, capital, and domestic and international regulation trends such as the Basel framework.

Common Stock	¥3.75 per share	(as predicted in Dividend Estimates for Fiscal 2016)
Annual cash dividends including interim dividends	¥7.50 per share	(as predicted in Dividend Estimates for Fiscal 2016)

Furthermore, in accordance with the Articles of Incorporation, we decide distribution of dividends from surplus not by the resolution at the general meeting of shareholders but by the resolution at the board of directors unless otherwise stipulated by laws and regulations. We have decided the year-end cash dividend payments on common stock for the fiscal year ended March 31, 2017 at the board of directors held today.

For fiscal 2017, we continuously aim to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration and realize steady returns to shareholders. We will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments.

As for the dividend estimates of common stock for fiscal 2017, we predict cash dividend payments of ¥7.50 per share of common stock, which is the same as fiscal 2016. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely manner.

(Dividend Estimates for Fiscal 2017)

Common Stock	Cash Dividends per Share	¥7.50
	of which Interim Dividends	¥3.75

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Mizuho Financial Group, Inc.

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and Overseas and/or the development of IFRS.

1-4

Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2016	As of March 31, 2017
Assets
Cash and Due from Banks	¥36,315,471	¥47,129,583
Call Loans and Bills Purchased	893,545	1,035,746
Receivables under Resale Agreements	7,805,798	8,967,777
Guarantee Deposits Paid under Securities Borrowing Transactions	3,407,390	3,350,051
Other Debt Purchased	2,979,797	2,745,204
Trading Assets	13,004,522	10,361,787
Money Held in Trust	175,638	247,583
Securities	39,505,971	32,353,158
Loans and Bills Discounted	73,708,884	78,337,793
Foreign Exchange Assets	1,447,743	1,828,782
Derivatives other than for Trading Assets	3,157,752	2,170,750
Other Assets	4,144,131	4,180,339
Tangible Fixed Assets	1,085,791	1,136,329
Buildings	344,311	348,068
Land	605,626	641,284
Lease Assets	24,919	26,210
Construction in Progress	19,698	22,134
Other Tangible Fixed Assets	91,237	98,631
Intangible Fixed Assets	804,567	1,045,486
Software	318,920	308,595
Goodwill	23,440	74,772
Lease Assets	11,304	16,013
Other Intangible Fixed Assets	450,900	646,105
Net Defined Benefit Asset	646,428	797,762
Deferred Tax Assets	36,517	56,066
Customers’ Liabilities for Acceptances and Guarantees	4,798,158	5,273,581
Reserves for Possible Losses on Loans	(459,531)	(509,175)

Total Assets	¥193,458,580	¥200,508,610

1-5

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2016	As of March 31, 2017
Liabilities
Deposits	¥105,629,071	¥120,045,217
Negotiable Certificates of Deposit	11,827,533	10,631,277
Call Money and Bills Sold	2,521,008	1,255,172
Payables under Repurchase Agreements	16,833,346	17,969,753
Guarantee Deposits Received under Securities Lending Transactions	2,608,971	1,679,300
Commercial Paper	1,010,139	789,705
Trading Liabilities	10,276,133	7,923,285
Borrowed Money	7,503,543	6,307,230
Foreign Exchange Liabilities	492,473	526,053
Short-term Bonds	648,381	226,348
Bonds and Notes	6,120,928	7,564,535
Due to Trust Accounts	5,067,490	4,784,077
Derivatives other than for Trading Liabilities	2,571,597	1,784,857
Other Liabilities	5,532,596	3,883,168
Reserve for Bonus Payments	62,171	67,633
Reserve for Variable Compensation	2,836	3,018
Net Defined Benefit Liability	51,514	55,236
Reserve for Director and Corporate Auditor Retirement Benefits	1,685	1,327
Reserve for Possible Losses on Sales of Loans	267	298
Reserve for Contingencies	5,271	5,680
Reserve for Reimbursement of Deposits	16,154	19,072
Reserve for Reimbursement of Debentures	39,245	32,720
Reserves under Special Laws	2,024	2,309
Deferred Tax Liabilities	414,799	337,800
Deferred Tax Liabilities for Revaluation Reserve for Land	67,991	66,585
Acceptances and Guarantees	4,798,158	5,273,581

Total Liabilities	¥184,105,335	¥191,235,249

Net Assets
Common Stock and Preferred Stock	¥2,255,790	¥2,256,275
Capital Surplus	1,110,164	1,134,416
Retained Earnings	3,197,616	3,615,449
Treasury Stock	(3,609)	(4,849)

Total Shareholders’ Equity	6,559,962	7,001,291

Net Unrealized Gains (Losses) on Other Securities	1,296,039	1,289,985
Deferred Gains or Losses on Hedges	165,264	10,172
Revaluation Reserve for Land	148,483	145,609
Foreign Currency Translation Adjustments	(53,689)	(69,657)
Remeasurements of Defined Benefit Plans	51,752	144,866

Total Accumulated Other Comprehensive Income	1,607,851	1,520,976

Stock Acquisition Rights	2,762	1,754
Non-controlling Interests	1,182,668	749,339

Total Net Assets	9,353,244	9,273,361

Total Liabilities and Net Assets	¥193,458,580	¥200,508,610

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Ordinary Income	¥3,215,274	¥3,292,900
Interest Income	1,426,256	1,445,555
Interest on Loans and Bills Discounted	921,653	934,108
Interest and Dividends on Securities	308,089	279,888
Interest on Call Loans and Bills Purchased	6,847	5,234
Interest on Receivables under Resale Agreements	41,328	79,599
Interest on Securities Borrowing Transactions	8,640	13,806
Interest on Due from Banks	67,248	77,294
Other Interest Income	72,449	55,624
Fiduciary Income	53,458	50,627
Fee and Commission Income	751,712	752,982
Trading Income	313,106	326,230
Other Operating Income	326,065	338,276
Other Ordinary Income	344,674	379,228
Recovery of Written-off Claims	18,273	33,630
Other	326,401	345,597
Ordinary Expenses	2,217,744	2,555,387
Interest Expenses	422,574	577,737
Interest on Deposits	167,540	223,564
Interest on Negotiable Certificates of Deposit	35,354	46,054
Interest on Call Money and Bills Sold	7,711	3,234
Interest on Payables under Repurchase Agreements	59,983	120,362
Interest on Securities Lending Transactions	2,988	2,793
Interest on Commercial Paper	2,285	7,386
Interest on Borrowed Money	21,505	17,832
Interest on Short-term Bonds	1,080	238
Interest on Bonds and Notes	98,474	123,056
Other Interest Expenses	25,648	33,214
Fee and Commission Expenses	144,160	149,439
Trading Expenses	2,598	898
Other Operating Expenses	79,650	92,856
General and Administrative Expenses	1,349,593	1,467,221
Other Ordinary Expenses	219,166	267,233
Provision for Reserves for Possible Losses on Loans	4,446	61,557
Other	214,720	205,676

Ordinary Profits	¥997,529	¥737,512

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Extraordinary Gains	¥20,362	¥58,814
Gains on Disposition of Tangible Fixed Assets	7,540	2,588
Other Extraordinary Gains	12,822	56,226
Extraordinary Losses	9,640	12,134
Losses on Disposition of Tangible Fixed Assets	4,811	5,197
Losses on Impairment of Fixed Assets	4,412	6,651
Other Extraordinary Losses	416	285

Income before Income Taxes	1,008,252	784,193

Income Taxes:
Current	216,354	199,794
Refund of Income Taxes	(3,065)	(3,259)
Deferred	69,260	(58,800)

Total Income Taxes	282,549	137,735

Profit	725,702	646,457

Profit Attributable to Non-controlling Interests	54,759	42,913

Profit Attributable to Owners of Parent	¥670,943	¥603,544

1-8

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Profit	¥725,702	¥646,457
Other Comprehensive Income	(421,108)	(88,326)
Net Unrealized Gains (Losses) on Other Securities	(438,896)	(10,965)
Deferred Gains or Losses on Hedges	138,829	(155,158)
Revaluation Reserve for Land	3,630	(11)
Foreign Currency Translation Adjustments	(10,712)	(12,514)
Remeasurements of Defined Benefit Plans	(109,362)	93,588
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(4,597)	(3,266)

Comprehensive Income	304,594	558,131

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	250,405	519,532
Comprehensive Income Attributable to Non-controlling Interests	54,188	38,598

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166
Cumulative Effects of Changes in Accounting Policies		935	(48,999)		(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,404	1,110,942	2,720,371	(3,616)	6,083,102
Changes during the period
Issuance of New Shares	386	386			772
Cash Dividends			(195,264)		(195,264)
Profit Attributable to Owners of Parent			670,943		670,943
Repurchase of Treasury Stock				(653)	(653)
Disposition of Treasury Stock		81		659	741
Transfer from Revaluation Reserve for Land			1,566		1,566
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(1,245)			(1,245)
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	386	(777)	477,244	6	476,859

Balance as of the end of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538
Cumulative Effects of Changes in Accounting Policies									(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,752,474
Changes during the period
Issuance of New Shares									772
Cash Dividends									(195,264)
Profit Attributable to Owners of Parent									670,943
Repurchase of Treasury Stock									(653)
Disposition of Treasury Stock									741

Transfer from Revaluation Reserve for Land									1,566
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(1,245)
Net Changes in Items other than Shareholders’ Equity	(441,308)	138,628	2,064	(13,235)	(108,252)	(422,104)	(1,057)	(452,927)	(876,089)

Total Changes during the period	(441,308)	138,628	2,064	(13,235)	(108,252)	(422,104)	(1,057)	(452,927)	(399,230)

Balance as of the end of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2017

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962
Cumulative Effects of Changes in Accounting Policies			1,426		1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,790	1,110,164	3,199,042	(3,609)	6,561,388
Changes during the period
Issuance of New Shares	484	484			969
Cash Dividends			(190,001)		(190,001)
Profit Attributable to Owners of Parent			603,544		603,544
Repurchase of Treasury Stock				(1,904)	(1,904)
Disposition of Treasury Stock		(55)		663	608
Cancellation of Treasury Stock		(1)		1	—
Transfer from Revaluation Reserve for Land			2,863		2,863
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		23,823			23,823
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	484	24,251	416,406	(1,239)	439,903

Balance as of the end of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244
Cumulative Effects of Changes in Accounting Policies									1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,354,670
Changes during the period
Issuance of New Shares									969
Cash Dividends									(190,001)
Profit Attributable to Owners of Parent									603,544
Repurchase of Treasury Stock									(1,904)

Disposition of Treasury Stock									608
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									2,863
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									23,823
Net Changes in Items other than Shareholders’ Equity	(6,054)	(155,091)	(2,874)	(15,967)	93,113	(86,875)	(1,008)	(433,328)	(521,212)

Total Changes during the period	(6,054)	(155,091)	(2,874)	(15,967)	93,113	(86,875)	(1,008)	(433,328)	(81,308)

Balance as of the end of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Cash Flow from Operating Activities
Income before Income Taxes	¥1,008,252	¥784,193
Depreciation	159,953	166,265
Losses on Impairment of Fixed Assets	4,412	6,651
Amortization of Goodwill	830	2,816
Losses (Gains) on Step Acquisition	—	(56,226)
Equity in Loss (Gain) from Investments in Affiliates	(24,299)	(18,899)
Increase (Decrease) in Reserves for Possible Losses on Loans	(53,529)	57,472
Increase (Decrease) in Reserve for Possible Losses on Investments	(2)	—
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	253	31
Increase (Decrease) in Reserve for Contingencies	(678)	(254)
Increase (Decrease) in Reserve for Bonus Payments	3,918	5,809
Increase (Decrease) in Reserve for Variable Compensation	2,836	182
Decrease (Increase) in Net Defined Benefit Asset	(65,012)	(17,677)
Increase (Decrease) in Net Defined Benefit Liability	3,123	3,740
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	157	(358)
Increase (Decrease) in Reserve for Reimbursement of Deposits	303	2,917
Increase (Decrease) in Reserve for Reimbursement of Debentures	(9,633)	(6,524)
Interest Income—accrual basis	(1,426,256)	(1,445,555)
Interest Expenses—accrual basis	422,574	577,737
Losses (Gains) on Securities	(356,138)	(357,710)
Losses (Gains) on Money Held in Trust	(178)	292
Foreign Exchange Losses (Gains)—net	470,492	107,847
Losses (Gains) on Disposition of Fixed Assets	(2,729)	2,608
Decrease (Increase) in Trading Assets	(2,450,614)	2,426,324
Increase (Decrease) in Trading Liabilities	1,716,637	(2,142,414)
Decrease (Increase) in Derivatives other than for Trading Assets	291,667	946,548
Increase (Decrease) in Derivatives other than for Trading Liabilities	(821,313)	(748,426)
Decrease (Increase) in Loans and Bills Discounted	(1,784,739)	(5,192,399)
Increase (Decrease) in Deposits	8,985,486	15,000,099
Increase (Decrease) in Negotiable Certificates of Deposit	(3,415,748)	(919,375)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	459,006	(1,139,322)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(295,214)	(416,740)
Decrease (Increase) in Call Loans, etc.	(60,388)	(1,333,261)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	651,949	57,338
Increase (Decrease) in Call Money, etc.	(4,087,190)	152,026
Increase (Decrease) in Commercial Paper	505,568	(216,041)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	363,332	(929,671)
Decrease (Increase) in Foreign Exchange Assets	99,358	(410,914)
Increase (Decrease) in Foreign Exchange Liabilities	20,826	33,814
Increase (Decrease) in Short-term Bonds (Liabilities)	(168,323)	(422,033)
Increase (Decrease) in Bonds and Notes	(177,448)	745,704
Increase (Decrease) in Due to Trust Accounts	3,286,722	(283,413)
Interest and Dividend Income—cash basis	1,458,441	1,454,769
Interest Expenses—cash basis	(386,135)	(553,494)
Other—net	43,034	(987,540)

Subtotal	4,373,564	4,936,937

Cash Refunded (Paid) in Income Taxes	(269,366)	(246,806)

Net Cash Provided by (Used in) Operating Activities	4,104,197	4,690,131

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Cash Flow from Investing Activities
Payments for Purchase of Securities	(43,017,178)	(46,111,207)
Proceeds from Sale of Securities	36,284,439	41,930,689
Proceeds from Redemption of Securities	10,774,422	10,419,553
Payments for Increase in Money Held in Trust	(21,840)	(88,905)
Proceeds from Decrease in Money Held in Trust	3,945	28,521
Payments for Purchase of Tangible Fixed Assets	(67,298)	(105,634)
Payments for Purchase of Intangible Fixed Assets	(257,072)	(285,561)
Proceeds from Sale of Tangible Fixed Assets	12,913	8,932
Proceeds from Sale of Intangible Fixed Assets	0	2
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(24,432)	—

Net Cash Provided by (Used in) Investing Activities	3,687,897	5,796,391

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	40,000	25,000
Repayments of Subordinated Borrowed Money	(189,000)	(80,000)
Proceeds from Issuance of Subordinated Bonds	434,517	795,000
Payments for Redemption of Subordinated Bonds	(107,600)	(76,000)
Proceeds from Issuance of Common Stock	4	6
Proceeds from Investments by Non-controlling Shareholders	1,353	3,322
Repayments to Non-controlling Shareholders	(452,500)	(467,320)
Cash Dividends Paid	(195,283)	(190,031)
Cash Dividends Paid to Non-controlling Shareholders	(49,877)	(31,168)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	(2,626)	(216)
Payments for Repurchase of Treasury Stock	(13)	(1,434)
Proceeds from Sale of Treasury Stock	2	0
Payments for Repurchase of Treasury Stock of Subsidiaries	—	(1,695)

Net Cash Provided by (Used in) Financing Activities	(521,023)	(24,537)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(22,723)	(27,645)

Net Increase (Decrease) in Cash and Cash Equivalents	7,248,347	10,434,339

Cash and Cash Equivalents at the beginning of the fiscal year	27,840,775	35,089,122
Net Increase (Decrease) in Cash and Cash Equivalents from Merger of Consolidated Subsidiaries	—	201

Cash and Cash Equivalents at the end of the fiscal year	¥35,089,122	¥45,523,663

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Change in Accounting Policies)

(Application of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets”)

MHFG has applied “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26, March 28, 2016) (hereinafter, the “Recoverability Implementation Guidance”) from the consolidated fiscal year ended March 31, 2017 and partially revised the accounting method of recoverability of deferred tax assets.

The Recoverability Implementation Guidance has been applied in accordance with the transitional treatment set forth in Article 49(4) of the Recoverability Implementation Guidance. The differences between (i) the amounts of Deferred Tax Assets and Deferred Tax Liabilities when provisions applicable from ① to ③ of Article 49(3) of the Recoverability Implementation Guidance were applied as of April 1, 2016, and (ii) the amounts of Deferred Tax Assets and Deferred Tax Liabilities at the end of the fiscal year ended March 31, 2016, were added to Retained Earnings as of April 1, 2016.

As a result, Deferred Tax Assets (before offset) and Retained Earnings each increased by ¥ 1,426 million as of April 1, 2016.

As a result of reflection of the effects on the Net Assets as of April 1, 2016, the balance of Retained Earnings as of April 1, 2016 in the consolidated statements of changes in net assets increased by ¥1,426 million.

1-14

Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments as of April, 2016. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs. Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc., and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting:

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, and Other Operating Income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General and administrative expenses (excluding non-recurring expenses) and Others (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on current market prices.

1-15

Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Millions of yen
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	646,100	445,100	386,500	539,400	49,600	26,040	2,092,740
General and administrative expenses (excluding Non-Recurring Losses)	678,300	186,700	237,800	200,900	29,300	87,492	1,420,492
Others	—	—	—	—	—	(8,831)	(8,831)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(32,200)	258,400	148,700	338,500	20,300	(70,283)	663,416

(Notes) 1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross profits:
(excluding the amounts of credit costs of trust accounts)	2,092,740
Other Ordinary Income	379,228
General and Administrative Expenses	(1,467,221)
Other Ordinary Expenses	(267,233)

Ordinary Profits recorded in Consolidated Statement of Income	737,512

(2)    The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net business profits
(excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	663,416
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(46,729)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(80,201)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	32,662
Net Gains (Losses) related to Stocks	242,145
Net Extraordinary Gains (Losses)	46,680
Others	(73,779)

Income before Income Taxes recorded in Consolidated Statement of Income	784,193

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2015	Fiscal 2016
Net Assets per Share of Common Stock		¥322.46	¥355.96
Net Income per Share of Common Stock		¥26.94	¥23.86
Diluted Net Income per Share of Common Stock		¥26.42	¥23.78

1. Total Net Assets per Share of Common Stock is based on the following information:
		Fiscal 2015	Fiscal 2016
Net Assets per Share of Common Stock
Total Net Assets	¥ million	9,353,244	9,273,361
Deductions from Total Net Assets	¥ million	1,285,343	751,093
Paid-in Amount of Preferred Stock	¥ million	98,923	—
Cash Dividends on Preferred Stock	¥ million	989	—
Stock Acquisition Rights	¥ million	2,762	1,754
Non-Controlling Interests	¥ million	1,182,668	749,339
Net Assets (year-end) related to Common Stock	¥ million	8,067,900	8,522,268
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	25,019,596	25,366,315

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:
		Fiscal 2015	Fiscal 2016
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥ million	670,943	603,544
Amount not attributable to Common Stock	¥ million	2,429	—
Cash Dividends on Preferred Stock	¥ million	2,429	—
Profit Attributable to Owners of Parent related to Common Stock	¥ million	668,513	603,544
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	24,806,160	25,285,898

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥ million	2,429	—
Cash Dividends on Preferred Stock	¥ million	2,429	—
Increased Number of Shares of Common Stock	Thousands of shares	580,872	94,403
Preferred Stock	Thousands of shares	563,044	82,993
Stock Acquisition Rights	Thousands of shares	17,828	11,409
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

3. In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2017. The number of such Treasury Stock shares deducted during the period is 9,000 thousand. In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the period is 6,000 thousand.

(Subsequent Events)

There is no applicable information.

1-18

SELECTED FINANCIAL INFORMATION

For Fiscal 2016

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2016	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 7

5. Unrealized Gains/Losses on Securities	CON	NON	2- 9

6. Projected Redemption Amounts for Securities	NON		2- 11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 12

8. Employee Retirement Benefits	NON	CON	2- 13

9. Capital Ratio	CON	NON	2- 15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 20

5. Coverage on Disclosed Claims under the FRA	NON		2- 22

6. Overview of Non-Performing Loans (“NPLs”)	NON		2- 24

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2- 28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 29

(2) Loans to SMEs and Individual Customers	NON		2- 29

10. Status of Loans by Region	NON		2- 30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 33

2. Number of Directors and Employees	NON		2- 34

3. Number of Branches and Offices	NON		2- 35

4. Earnings Plan for Fiscal 2017	CON	NON	2- 36

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 37
Comparison of Non-Consolidated Statements of Income (selected items)			2- 38
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 39
Comparison of Non-Consolidated Statements of Income (selected items)			2- 40
Statement of Trust Assets and Liabilities			2- 41
Comparison of Balances of Principal Items			2- 42
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 43
Comparison of Non-Consolidated Statements of Income (selected items)			2- 44

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on January 13, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2016

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2016
			Change	Fiscal 2015
Consolidated Gross Profits	1	2,092,740	(128,875)	2,221,615
Net Interest Income	2	867,818	(135,864)	1,003,682
Fiduciary Income	3	50,627	(2,830)	53,458
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	603,542	(4,009)	607,551
Net Trading Income	6	325,332	14,824	310,507
Net Other Operating Income	7	245,419	(995)	246,415
General and Administrative Expenses	8	(1,467,221)	(117,628)	(1,349,593)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(80,201)	(32,456)	(47,745)
Losses on Write-offs of Loans	10	(15,827)	30,782	(46,610)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	32,662	15,364	17,297
Net Gains (Losses) related to Stocks	12	242,145	36,466	205,678
Equity in Income from Investments in Affiliates	13	18,899	(5,400)	24,299
Other	14	(101,510)	(27,487)	(74,023)

Ordinary Profits	15	737,512	(260,016)	997,529

Net Extraordinary Gains (Losses)	16	46,680	35,957	10,722
Income before Income Taxes	17	784,193	(224,059)	1,008,252
Income Taxes - Current	18	(196,535)	16,754	(213,289)
- Deferred	19	58,800	128,060	(69,260)
Profit	20	646,457	(79,244)	725,702
Profit Attributable to Non-controlling Interests	21	(42,913)	11,846	(54,759)

Profit Attributable to Owners of Parent	22	603,544	(67,398)	670,943

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(47,539)	(17,091)	(30,447)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	663,416	(189,438)	852,854

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	139	(4)	143
Number of affiliates under the equity method	26	18	(9)	27

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2016				Fiscal 2015
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,320,376	121,098	1,441,475	(157,923)	1,599,398
Domestic Gross Profits	2	848,421	114,159	962,580	43,834	918,746
Net Interest Income	3	517,259	24,105	541,365	(54,859)	596,225
Fiduciary Income	4		50,075	50,075	(3,248)	53,324
Trust Fees for Jointly Operated Designated Money Trust	5		3,248	3,248	286	2,962
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	236,012	32,318	268,331	2,419	265,912
Net Trading Income	8	33,754	3,751	37,506	96,001	(58,495)
Net Other Operating Income	9	61,393	3,907	65,301	3,521	61,779
International Gross Profits	10	471,955	6,939	478,894	(201,757)	680,652
Net Interest Income	11	202,499	5,480	207,980	(61,608)	269,588
Net Fee and Commission Income	12	140,245	(989)	139,256	(9,135)	148,391
Net Trading Income	13	46,654	(2,570)	44,084	(110,210)	154,294
Net Other Operating Income	14	82,555	5,018	87,574	(20,802)	108,377
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(866,546)	(80,612)	(947,159)	(36,184)	(910,975)
Expense Ratio	16	65.6%	66.5%	65.7%	8.7%	56.9%
Personnel Expenses	17	(320,341)	(37,577)	(357,918)	(20,478)	(337,440)
Non-Personnel Expenses	18	(490,220)	(39,216)	(529,437)	(11,438)	(517,999)
Premium for Deposit Insurance	19	(32,159)	(1,416)	(33,576)	(1,765)	(31,810)
Miscellaneous Taxes	20	(55,984)	(3,818)	(59,803)	(4,267)	(55,535)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	453,830	40,485	494,316	(194,107)	688,423
Excluding Net Gains (Losses) related to Bonds	22	366,365	31,390	397,756	(147,982)	545,739

Reversal of (Provision for) General Reserve for Losses on Loans	23	(45,148)	—	(45,148)	(45,964)	815

Net Business Profits	24	408,681	40,485	449,167	(240,071)	689,239
Net Gains (Losses) related to Bonds	25	87,465	9,095	96,560	(46,124)	142,684

Net Non-Recurring Gains (Losses)	26	51,117	22,589	73,707	(12)	73,719
Net Gains (Losses) related to Stocks	27	180,263	30,243	210,506	29,073	181,433
Expenses related to Portfolio Problems	28	(36,079)	(2)	(36,081)	8,570	(44,651)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	31,052	856	31,909	14,839	17,070
Other	30	(124,119)	(8,508)	(132,627)	(52,494)	(80,132)

Ordinary Profits	31	459,799	63,075	522,875	(240,083)	762,958

Net Extraordinary Gains (Losses)	32	(4,845)	(1,722)	(6,568)	(6,125)	(442)
Net Gains (Losses) on Disposition of Fixed Assets	33	(1,625)	(239)	(1,864)	(4,989)	3,125
Losses on Impairment of Fixed Assets	34	(3,219)	(1,483)	(4,703)	(1,135)	(3,568)
Income before Income Taxes	35	454,954	61,352	516,306	(246,209)	762,515
Income Taxes - Current	36	(129,486)	(16,787)	(146,273)	31,096	(177,370)
- Deferred	37	17,098	917	18,016	72,508	(54,492)

Net Income	38	342,566	45,482	388,049	(142,603)	530,653

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	(50,175)	854	(49,320)	(22,554)	(26,766)

* Credit-related Costs [39] =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	(45,148)	540	(44,608)	(45,821)	1,212
Losses on Write-offs of Loans	42	19,160	(2)	19,158	45,268	(26,109)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(20,141)	316	(19,824)	(18,427)	(1,396)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	10	0	10	(542)	552
Reversal of (Provision for) Reserve for Contingencies	45	538	—	538	(69)	608
Other (including Losses on Sales of Loans)	46	(4,595)	—	(4,595)	(2,961)	(1,633)
Total	47	(50,175)	854	(49,320)	(22,554)	(26,766)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2016		Fiscal 2015
			Change
Gross Profits	1	1,320,376	(143,443)	1,463,820
Domestic Gross Profits	2	848,421	43,710	804,710
Net Interest Income	3	517,259	(50,726)	567,986
Net Fee and Commission Income	4	236,012	(1,159)	237,172
Net Trading Income	5	33,754	88,671	(54,916)
Net Other Operating Income	6	61,393	6,926	54,467
International Gross Profits	7	471,955	(187,154)	659,109
Net Interest Income	8	202,499	(59,564)	262,064
Net Fee and Commission Income	9	140,245	(8,895)	149,140
Net Trading Income	10	46,654	(102,713)	149,368
Net Other Operating Income	11	82,555	(15,980)	98,536
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(866,546)	(33,236)	(833,310)
Expense Ratio	13	65.6%	8.7%	56.9%
Personnel Expenses	14	(320,341)	(18,744)	(301,596)
Non-Personnel Expenses	15	(490,220)	(10,256)	(479,964)
Premium for Deposit Insurance	16	(32,159)	(1,588)	(30,571)
Miscellaneous Taxes	17	(55,984)	(4,234)	(51,749)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	453,830	(176,679)	630,509
Excluding Net Gains (Losses) related to Bonds	19	366,365	(138,756)	505,121

Reversal of (Provision for) General Reserve for Losses on Loans	20	(45,148)	(45,964)	815
Net Business Profits	21	408,681	(222,643)	631,325
Net Gains (Losses) related to Bonds	22	87,465	(37,922)	125,388

Net Non-Recurring Gains (Losses)	23	51,117	(21,633)	72,751
Net Gains (Losses) related to Stocks	24	180,263	1,960	178,302
Expenses related to Portfolio Problems	25	(36,079)	8,567	(44,646)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	31,052	15,155	15,896
Other	27	(124,119)	(47,317)	(76,801)

Ordinary Profits	28	459,799	(244,277)	704,076

Net Extraordinary Gains (Losses)	29	(4,845)	(3,682)	(1,162)
Net Gains (Losses) on Disposition of Fixed Assets	30	(1,625)	(4,030)	2,405
Losses on Impairment of Fixed Assets	31	(3,219)	348	(3,568)
Income before Income Taxes	32	454,954	(247,959)	702,913
Income Taxes - Current	33	(129,486)	31,938	(161,424)
- Deferred	34	17,098	68,375	(51,276)

Net Income	35	342,566	(147,646)	490,212

Credit-related Costs	36	(50,175)	(22,240)	(27,934)

* Credit-related Costs [36] =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	37	(45,148)	(45,964)	815
Losses on Write-offs of Loans	38	19,160	45,265	(26,104)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(20,141)	(17,968)	(2,172)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	10	(542)	552
Reversal of (Provision for) Reserve for Contingencies	41	538	(69)	608
Other (including Losses on Sales of Loans)	42	(4,595)	(2,961)	(1,633)
Total	43	(50,175)	(22,240)	(27,934)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2016		Fiscal 2015
			Change
Gross Profits	1	121,098	(14,479)	135,578
Domestic Gross Profits	2	114,159	123	114,035
Net Interest Income	3	24,105	(4,132)	28,238
Fiduciary Income	4	50,075	(3,248)	53,324
Trust Fees for Jointly Operated Designated Money Trust	5	3,248	286	2,962
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	32,318	3,579	28,739
Net Trading Income	8	3,751	7,330	(3,578)
Net Other Operating Income	9	3,907	(3,404)	7,311
International Gross Profits	10	6,939	(14,603)	21,542
Net Interest Income	11	5,480	(2,043)	7,524
Net Fee and Commission Income	12	(989)	(240)	(748)
Net Trading Income	13	(2,570)	(7,497)	4,926
Net Other Operating Income	14	5,018	(4,821)	9,840
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(80,612)	(2,948)	(77,664)
Expense Ratio	16	66.5%	9.2%	57.2%
Personnel Expenses	17	(37,577)	(1,733)	(35,843)
Non-Personnel Expenses	18	(39,216)	(1,181)	(38,034)
Premium for Deposit Insurance	19	(1,416)	(176)	(1,239)
Miscellaneous Taxes	20	(3,818)	(32)	(3,786)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	40,485	(17,428)	57,913
Excluding Net Gains (Losses) related to Bonds	22	31,390	(9,226)	40,617

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—

Net Business Profits	24	40,485	(17,428)	57,913
Net Gains (Losses) related to Bonds	25	9,095	(8,201)	17,296

Net Non-Recurring Gains (Losses)	26	22,589	21,621	968
Net Gains (Losses) related to Stocks	27	30,243	27,112	3,130
Expenses related to Portfolio Problems	28	(2)	3	(5)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	856	(316)	1,173
Other	30	(8,508)	(5,177)	(3,330)

Ordinary Profits	31	63,075	4,193	58,882

Net Extraordinary Gains (Losses)	32	(1,722)	(2,442)	719
Net Gains (Losses) on Disposition of Fixed Assets	33	(239)	(958)	719
Losses on Impairment of Fixed Assets	34	(1,483)	(1,483)	—
Income before Income Taxes	35	61,352	1,750	59,602
Income Taxes - Current	36	(16,787)	(841)	(15,945)
- Deferred	37	917	4,133	(3,215)

Net Income	38	45,482	5,042	40,440

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	854	(313)	1,167

* Credit-related Costs [39]   =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	540	142	397
Losses on Write-offs of Loans	42	(2)	3	(5)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	316	(459)	776
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	854	(313)	1,167

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2016		Fiscal 2015
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.56	(0.07)	0.64
Return on Loans and Bills Discounted *1		2	0.87	(0.11)	0.99
Return on Securities		3	0.51	0.01	0.50
Cost of Funding (including Expenses)		4	0.73	0.00	0.73
Cost of Deposits (including Expenses)		5	0.79	(0.01)	0.81
Cost of Deposits *2		6	0.00	(0.02)	0.03
Cost of Other External Liabilities		7	0.21	0.02	0.19

Net Interest Margin	(1)-(4)	8	(0.17)	(0.07)	(0.09)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.08	(0.09)	0.17
Loan and Deposit Rate Margin	(2)-(6)	10	0.86	(0.08)	0.95

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.94	(0.10)	1.05
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.14	(0.09)	0.23
Loan and Deposit Rate Margin	(11)-(6)	13	0.93	(0.08)	1.01

			(%)
			Fiscal 2016		Fiscal 2015
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.49	(0.14)	0.63
Return on Loans and Bills Discounted *1		15	0.67	(0.17)	0.85
Return on Securities		16	0.78	(0.20)	0.99
Cost of Funding		17	0.09	(0.06)	0.15
Cost of Deposits *2		18	0.03	(0.04)	0.07

Net Interest Margin	(14)-(17)	19	0.40	(0.07)	0.47
Loan and Deposit Rate Margin	(15)-(18)	20	0.64	(0.12)	0.77

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.73	(0.15)	0.89
Loan and Deposit Rate Margin	(21)-(18)	22	0.69	(0.11)	0.81

(Reference)			(%)
			Fiscal 2016		Fiscal 2015
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.86	(0.12)	0.98
Cost of Deposits *2		24	0.00	(0.02)	0.03
Loan and Deposit Rate Margin	(23)-(24)	25	0.85	(0.09)	0.94
*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.92	(0.11)	1.04
Loan and Deposit Rate Margin	(26)-(24)	27	0.91	(0.08)	1.00

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2016				Fiscal 2015
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	144,645,273	0.83	2,127,160	(0.01)	142,518,113	0.84
Loans and Bills Discounted	70,948,149	1.15	843,026	0.01	70,105,123	1.14
Securities	31,259,306	0.82	(5,403,821)	0.04	36,663,127	0.77

Source of Funds	144,145,734	0.33	2,403,041	0.07	141,742,692	0.26
Deposits	105,470,570	0.18	10,174,436	0.04	95,296,133	0.14
NCDs	10,679,049	0.41	(4,351,721)	0.19	15,030,770	0.22

(Domestic Operations)

Use of Funds	100,593,870	0.56	(395,366)	(0.07)	100,989,237	0.64
Loans and Bills Discounted	46,540,177	0.86	(648,006)	(0.12)	47,188,184	0.98
Securities	19,267,763	0.51	(5,159,413)	0.01	24,427,176	0.50

Source of Funds	99,926,307	0.04	(440,735)	(0.03)	100,367,043	0.07
Deposits	81,917,806	0.00	7,043,181	(0.02)	74,874,625	0.03
NCDs	5,903,418	0.01	(4,556,174)	(0.06)	10,459,593	0.07

(International Operations)

Use of Funds	47,809,520	1.38	2,981,121	0.12	44,828,399	1.25
Loans and Bills Discounted	24,407,971	1.71	1,491,032	0.24	22,916,938	1.46
Securities	11,991,543	1.31	(244,407)	(0.00)	12,235,951	1.32

Source of Funds	47,977,543	0.95	3,302,372	0.28	44,675,171	0.67
Deposits	23,552,763	0.79	3,131,255	0.25	20,421,507	0.53
NCDs	4,775,630	0.92	204,453	0.35	4,571,177	0.56

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2016				Fiscal 2015
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	6,542,210	0.60	185,194	(0.13)	6,357,015	0.74
Loans and Bills Discounted	3,440,191	0.75	185,488	(0.12)	3,254,703	0.87
Securities	1,195,088	1.02	(162,438)	(0.20)	1,357,527	1.22

Source of Funds	6,597,607	0.15	483,650	(0.02)	6,113,956	0.18
Deposits	3,199,146	0.03	359,849	(0.04)	2,839,296	0.07
NCDs	287,396	0.02	(232,239)	(0.06)	519,636	0.08

(Domestic Operations)

Use of Funds	6,006,974	0.49	205,723	(0.14)	5,801,250	0.63
Loans and Bills Discounted	3,211,295	0.67	189,507	(0.17)	3,021,787	0.85
Securities	800,821	0.78	(132,678)	(0.20)	933,499	0.99

Source of Funds	6,042,086	0.09	522,575	(0.06)	5,519,510	0.15
Deposits	3,179,228	0.03	352,690	(0.04)	2,826,537	0.07
NCDs	287,396	0.02	(232,239)	(0.06)	519,636	0.08

(International Operations)

Use of Funds	657,792	1.53	(36,440)	0.07	694,233	1.46
Loans and Bills Discounted	228,896	1.80	(4,019)	0.61	232,915	1.19
Securities	394,267	1.50	(29,760)	(0.23)	424,027	1.73

Source of Funds	678,076	0.68	(54,837)	0.32	732,914	0.36
Deposits	19,918	0.80	7,159	0.49	12,759	0.31
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	97,817	(45,776)	143,593
Gains on Sales and Others	150,725	(34,191)	184,916
Losses on Sales and Others	(48,016)	(4,821)	(43,194)
Impairment (Devaluation)	(1,250)	(606)	(644)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,641)	(6,156)	2,515

	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	242,145	36,466	205,678
Gains on Sales	295,851	24,736	271,115
Losses on Sales	(34,718)	11,010	(45,728)
Impairment (Devaluation)	(4,881)	5,443	(10,325)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(2)	2
Gains (Losses) on Derivatives other than for Trading	(14,106)	(4,722)	(9,384)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	96,560	(46,124)	142,684
Gains on Sales and Others	150,045	(35,587)	185,632
Losses on Sales and Others	(48,606)	(3,782)	(44,824)
Impairment (Devaluation)	(1,237)	(597)	(639)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,641)	(6,156)	2,515

	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	210,506	29,073	181,433
Gains on Sales	263,230	19,235	243,995
Losses on Sales	(35,299)	8,858	(44,157)
Impairment (Devaluation)	(3,317)	5,703	(9,021)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(2)	2
Gains (Losses) on Derivatives other than for Trading	(14,106)	(4,722)	(9,384)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank	(Millions of yen)
	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	87,465	(37,922)	125,388
Gains on Sales and Others	136,106	(27,344)	163,451
Losses on Sales and Others	(43,237)	(6,389)	(36,848)
Impairment (Devaluation)	(1,237)	(597)	(639)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,166)	(3,590)	(575)

	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	180,263	1,960	178,302
Gains on Sales	232,587	(1,717)	234,305
Losses on Sales	(35,207)	4,636	(39,843)
Impairment (Devaluation)	(3,316)	4,120	(7,436)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0)	0
Gains (Losses) on Derivatives other than for Trading	(13,801)	(5,077)	(8,723)

Mizuho Trust & Banking	(Millions of yen)
	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	9,095	(8,201)	17,296
Gains on Sales and Others	13,938	(8,242)	22,181
Losses on Sales and Others	(5,368)	2,606	(7,975)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	525	(2,565)	3,091

	Fiscal 2016		Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	30,243	27,112	3,130
Gains on Sales	30,643	20,952	9,690
Losses on Sales	(92)	4,222	(4,314)
Impairment (Devaluation)	(1)	1,583	(1,585)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(1)	1
Gains (Losses) on Derivatives other than for Trading	(305)	355	(661)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	28,480,731	1,819,224	2,103,788	284,563	1,881,867	2,059,653	177,785
Japanese Stocks	3,542,046	1,854,458	1,898,288	43,830	1,610,444	1,681,963	71,518
Japanese Bonds	13,245,155	21,181	55,861	34,680	136,507	148,010	11,502
Japanese Government Bonds	10,264,329	8,716	25,253	16,537	95,841	96,247	406
Other	11,693,530	(56,415)	149,638	206,053	134,915	229,679	94,764
Foreign Bonds	8,955,436	(144,305)	13,044	157,349	41,068	67,936	26,867

*    In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*    Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

      Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*    The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*    Unrealized Gains/Losses include ¥34,372 million and ¥26,715 million, which were recognized in the statement of income for March 31, 2017 and March 31, 2016, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2017 and March 31, 2016 are ¥1,784,852 million and ¥1,855,152 million, respectively.

*    Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2017 and March 31, 2016 are ¥1,289,985 million and ¥1,296,039 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	3,815,674	31,043	37,312	6,268	55,634	61,012	5,378

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	27,453,958	1,652,109	1,936,473	284,363	1,683,177	1,866,086	182,908
Japanese Stocks	3,462,146	1,782,436	1,828,728	46,291	1,538,996	1,616,269	77,272
Japanese Bonds	13,045,167	21,132	55,786	34,654	136,369	147,837	11,467
Japanese Government Bonds	10,264,086	8,702	25,240	16,537	95,823	96,229	405
Other	10,946,644	(151,459)	51,958	203,417	7,811	101,979	94,168
Foreign Bonds	8,627,307	(144,308)	11,822	156,130	38,292	65,084	26,791

Mizuho Bank
Other Securities	26,246,114	1,533,704	1,802,923	269,218	1,561,480	1,736,571	175,090
Japanese Stocks	3,230,939	1,658,138	1,701,579	43,440	1,426,461	1,500,946	74,484
Japanese Bonds	12,477,799	21,706	54,763	33,056	134,139	145,317	11,178
Japanese Government Bonds	9,765,995	9,625	24,638	15,013	93,595	94,000	405
Other	10,537,375	(146,141)	46,580	192,721	880	90,308	89,427
Foreign Bonds	8,363,660	(135,961)	11,540	147,502	32,634	59,229	26,595

Mizuho Trust & Banking
Other Securities	1,207,844	118,405	133,549	15,144	121,696	129,514	7,817
Japanese Stocks	231,207	124,297	127,149	2,851	112,535	115,323	2,787
Japanese Bonds	567,367	(574)	1,022	1,597	2,230	2,519	289
Japanese Government Bonds	498,091	(922)	601	1,523	2,228	2,228	0
Other	409,269	(5,318)	5,377	10,695	6,930	11,671	4,740
Foreign Bonds	263,646	(8,346)	281	8,628	5,658	5,854	196

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥34,372 million and ¥26,715 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for March 31, 2017 and March 31, 2016, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of March 31, 2017 and March 31, 2016 are ¥1,617,737 million and ¥1,656,462 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2017 and March 31, 2016 are as follows:

	(Millions of yen)
	As of March 31, 2017	As of March 31, 2016
Aggregate Figures	1,195,997	1,204,073
Mizuho Bank	1,099,468	1,106,333
Mizuho Trust & Banking	96,529	97,740

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	3,815,674	31,043	37,312	6,268	55,634	61,012	5,378
Mizuho Bank	3,815,674	31,043	37,312	6,268	55,634	61,012	5,378
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2017				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	108,663	168,153	168,949	795	162,062	164,161	2,098
Mizuho Bank	108,663	168,153	168,949	795	162,062	164,161	2,098
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2017		As of March 31, 2016
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,784,852	(70,300)	1,855,152
Japanese Stocks	1,838,708	234,798	1,603,909
Japanese Bonds	21,181	(115,326)	136,507
Japanese Government Bonds	8,716	(87,125)	95,841
Other	(75,037)	(189,773)	114,735
Foreign Bonds	(162,927)	(183,816)	20,889

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2017		As of March 31, 2016
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,617,737	(38,724)	1,656,462
Japanese Stocks	1,766,687	234,225	1,532,461
Japanese Bonds	21,132	(115,237)	136,369
Japanese Government Bonds	8,702	(87,120)	95,823
Other	(170,081)	(157,713)	(12,368)
Foreign Bonds	(162,931)	(181,043)	18,112

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2017				Change				Maturity as of March 31, 2016
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	4,722.2	8,027.9	2,501.0	761.0	1,278.4	(7,486.3)	143.4	(44.3)	3,443.7	15,514.2	2,357.6	805.3
Japanese Government Bonds	4,244.6	6,997.6	2,018.1	—	1,154.9	(7,250.6)	23.9	—	3,089.7	14,248.2	1,994.2	—
Japanese Local Government Bonds	41.3	101.0	135.5	0.5	21.2	5.7	17.6	(0.1)	20.0	95.2	117.9	0.6
Japanese Corporate Bonds	436.2	929.3	347.4	760.4	102.2	(241.5)	101.9	(44.2)	334.0	1,170.8	245.4	804.6
Other	3,012.2	1,518.5	2,714.9	2,584.7	275.2	(1,102.5)	(12.1)	(65.6)	2,737.0	2,621.1	2,727.0	2,650.4

Mizuho Bank

Japanese Bonds	4,625.3	7,658.5	2,403.7	761.0	1,470.5	(7,602.1)	149.6	(44.3)	3,154.8	15,260.6	2,254.0	805.3
Japanese Government Bonds	4,154.9	6,672.6	1,938.1	—	1,342.2	(7,387.6)	43.9	—	2,812.7	14,060.2	1,894.2	—
Japanese Local Government Bonds	41.3	98.2	135.5	0.5	21.4	5.3	18.0	(0.1)	19.8	92.8	117.5	0.6
Japanese Corporate Bonds	429.0	887.7	330.1	760.4	106.8	(219.9)	87.7	(44.2)	322.2	1,107.6	242.3	804.6
Other	3,011.5	1,484.3	2,528.5	2,530.0	276.7	(1,112.1)	73.3	7.6	2,734.7	2,596.5	2,455.2	2,522.3

Mizuho Trust & Banking

Japanese Bonds	96.9	369.4	97.2	—	(192.0)	115.8	(6.2)	—	288.9	253.5	103.5	—
Japanese Government Bonds	89.7	325.0	80.0	—	(187.3)	137.0	(20.0)	—	277.0	188.0	100.0	—
Japanese Local Government Bonds	—	2.8	—	—	(0.1)	0.3	(0.3)	—	0.1	2.4	0.3	—
Japanese Corporate Bonds	7.2	41.5	17.2	—	(4.5)	(21.5)	14.1	—	11.7	63.1	3.1	—
Other	0.6	34.2	186.3	54.7	(1.5)	9.5	(85.4)	(73.2)	2.2	24.6	271.8	128.0

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2017				Change				As of March 31, 2016
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	2,537.1	15,112.7	7,429.5	25,079.4	(482.3)	(630.2)	(1,354.4)	(2,467.1)	3,019.5	15,743.0	8,783.9	27,546.6
Receive Float / Pay Fixed	910.7	2,214.9	3,721.5	6,847.1	419.8	(1,301.6)	(522.6)	(1,404.4)	490.9	3,516.5	4,244.1	8,251.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,447.9	17,327.6	11,151.0	31,926.6	(62.5)	(1,931.9)	(1,877.1)	(3,871.6)	3,510.4	19,259.6	13,028.1	35,798.2

Mizuho Bank

Receive Fixed / Pay Float	2,537.1	15,112.7	7,429.5	25,079.4	(482.3)	(630.2)	(1,164.4)	(2,277.1)	3,019.5	15,743.0	8,593.9	27,356.6
Receive Float / Pay Fixed	845.3	2,159.9	3,591.5	6,596.7	364.4	(1,231.6)	(582.6)	(1,449.8)	480.9	3,391.5	4,174.1	8,046.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,382.5	17,272.6	11,021.0	31,676.2	(117.9)	(1,861.9)	(1,747.1)	(3,727.0)	3,500.4	19,134.6	12,768.1	35,403.2

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	—	—	—	(190.0)	(190.0)	—	—	190.0	190.0
Receive Float / Pay Fixed	65.4	55.0	130.0	250.4	55.4	(70.0)	60.0	45.3	10.0	125.0	70.0	205.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	65.4	55.0	130.0	250.4	55.4	(70.0)	(130.0)	(144.6)	10.0	125.0	260.0	395.0

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2017			Change			As of March 31, 2016
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	795.0	788.1	6.8	(176.2)	62.0	(238.3)	971.2	726.1	245.1
Mizuho Bank	685.5	681.0	4.4	(185.8)	54.0	(239.9)	871.4	626.9	244.4
Mizuho Trust & Banking	109.5	107.1	2.3	9.6	7.9	1.6	99.8	99.1	0.7

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2016	Change	Fiscal 2015
Retirement Benefit Obligations	(A)	1,238,241	(39,325)	1,277,566
Discount Rate (%)		0.02~1.09		0.01~0.80

Total Fair Value of Plan Assets	(B)	1,978,028	98,107	1,879,920
Unrecognized Actuarial Differences	(C)	(208,588)	(125,064)	(83,523)
Prepaid Pension Cost	(B)+(C)-(A)	531,198	12,368	518,830

Mizuho Bank

Retirement Benefit Obligations	(A)	1,092,337	(35,887)	1,128,224
Discount Rate (%)		0.02~1.09		0.01~0.80

Total Fair Value of Plan Assets	(B)	1,775,033	83,740	1,691,292
Unrecognized Actuarial Differences	(C)	(200,728)	(106,694)	(94,033)
Prepaid Pension Cost	(B)+(C)-(A)	481,968	12,933	469,034

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	145,904	(3,438)	149,342
Discount Rate (%)		0.02~1.09		0.01~0.80

Total Fair Value of Plan Assets	(B)	202,994	14,366	188,627
Unrecognized Actuarial Differences	(C)	(7,859)	(18,369)	10,509
Prepaid Pension Cost	(B)+(C)-(A)	49,230	(564)	49,795

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2016	Change	Fiscal 2015
Service Cost		(28,793)	(4,220)	(24,572)
Interest Cost		(3,726)	4,083	(7,810)
Expected Return on Plan Assets		30,914	(4,241)	35,156
Accumulation (Amortization) of Unrecognized Actuarial Differences		(35,803)	(40,479)	4,675
Other		(2,520)	629	(3,149)

Total		(39,927)	(44,228)	4,300

Mizuho Bank
		(Millions of yen)
		Fiscal 2016	Change	Fiscal 2015
Service Cost		(24,587)	(3,591)	(20,996)
Interest Cost		(3,286)	3,610	(6,896)
Expected Return on Plan Assets		27,750	(3,757)	31,507
Accumulation (Amortization) of Unrecognized Actuarial Differences		(30,396)	(36,596)	6,200
Other		(2,231)	469	(2,700)

Total		(32,751)	(39,865)	7,113

Mizuho Trust & Banking
		(Millions of yen)
		Fiscal 2016	Change	Fiscal 2015
Service Cost		(4,205)	(629)	(3,575)
Interest Cost		(439)	473	(913)
Expected Return on Plan Assets		3,164	(484)	3,648
Accumulation (Amortization) of Unrecognized Actuarial Differences		(5,407)	(3,882)	(1,524)
Other		(288)	160	(448)

Total		(7,176)	(4,362)	(2,813)

Consolidated Retirement Benefit Obligations
		(Millions of yen)
		As of March 31, 2017	Change	As of March 31, 2016
Retirement Benefit Obligations	(A)	1,433,371	(31,776)	1,465,148
Total Fair Value of Plan Assets	(B)	2,175,897	115,834	2,060,062
Unrecognized Actuarial Differences	(C)	(201,608)	(134,754)	(66,853)
Net Defined Benefit Asset	(D)	797,762	151,333	646,428
Net Defined Benefit Liability	(A)-(B)+(D)	55,236	3,722	51,514

Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2016	Change	Fiscal 2015
Service Cost		(43,302)	(6,461)	(36,841)
Interest Cost		(4,686)	4,582	(9,269)
Expected Return on Plan Assets		34,862	(4,397)	39,260
Accumulation (Amortization) of Unrecognized Actuarial Differences		(38,699)	(42,046)	3,347
Other		(6,846)	30	(6,876)

Total		(58,672)	(48,292)	(10,379)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2017 (Preliminary)	Change	As of March 31, 2016
(1) Total Capital Ratio	16.28	0.87	15.41
(2) Tier 1 Capital Ratio	13.30	0.66	12.64
(3) Common Equity Tier 1 Capital Ratio	11.34	0.84	10.50
(4) Total Capital	10,050.9	412.3	9,638.6
(5) Tier 1 Capital	8,211.5	306.4	7,905.0
(6) Common Equity Tier 1 Capital	7,001.6	435.1	6,566.4
(7) Risk weighted Assets	61,717.1	(814.0)	62,531.1
(8) Total Required Capital (7)X8%	4,937.3	(65.1)	5,002.4
Mizuho Bank International Standard
	Consolidated		As of March 31, 2016	Non-Consolidated
	As of March 31, 2017 (Preliminary)	Change		As of March 31, 2017 (Preliminary)
(1) Total Capital Ratio	16.20	0.74	15.46	16.53
(2) Tier 1 Capital Ratio	13.34	0.59	12.75	13.53
(3) Common Equity Tier 1 Capital Ratio	11.16	0.35	10.81	11.20
(4) Total Capital	9,148.5	368.2	8,780.2	8,938.2
(5) Tier 1 Capital	7,535.7	292.0	7,243.6	7,316.2
(6) Common Equity Tier 1 Capital	6,304.0	161.7	6,142.2	6,057.2
(7) Risk weighted Assets	56,461.7	(309.2)	56,771.0	54,052.6
(8) Total Required Capital (7)X8%	4,516.9	(24.7)	4,541.6	4,324.2
Mizuho Trust & Banking International Standard
(1) Total Capital Ratio	19.47	(0.05)	19.52	19.70
(2) Tier 1 Capital Ratio	18.73	0.52	18.21	18.98
(3) Common Equity Tier 1 Capital Ratio	18.73	0.52	18.21	18.98
(4) Total Capital	484.9	12.7	472.1	492.6
(5) Tier 1 Capital	466.4	26.0	440.4	474.5
(6) Common Equity Tier 1 Capital	466.4	26.0	440.4	474.5
(7) Risk weighted Assets	2,489.5	71.3	2,418.1	2,500.1
(8) Total Required Capital (7)X8%	199.1	5.7	193.4	200.0

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2017				As of March 31, 2016
		%	Change	%		%
Loans to Bankrupt Obligors	33,330	0.04	9,014	0.00	24,315	0.03
Non-Accrual Delinquent Loans	430,525	0.54	33,805	0.01	396,720	0.53
Loans Past Due for 3 Months or More	7,896	0.01	6,988	0.00	907	0.00
Restructured Loans	414,700	0.52	(48,408)	(0.09)	463,108	0.62

Total	886,452	1.13	1,400	(0.06)	885,052	1.20

Total Loans	78,337,793	100.00	4,628,908		73,708,884	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,476		(56,443)		143,919

Trust Account
	As of March 31, 2017				As of March 31, 2016
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,876	23.09	(12)	2.24	2,888	20.84
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,876	23.09	(12)	2.24	2,888	20.84

Total Loans	12,455	100.00	(1,405)		13,861	100.00

Consolidated + Trust Account
	As of March 31, 2017				As of March 31, 2016
		%	Change	%		%
Loans to Bankrupt Obligors	33,330	0.04	9,014	0.00	24,315	0.03
Non-Accrual Delinquent Loans	433,401	0.55	33,792	0.01	399,609	0.54
Loans Past Due for 3 Months or More	7,896	0.01	6,988	0.00	907	0.00
Restructured Loans	414,700	0.52	(48,408)	(0.09)	463,108	0.62

Total	889,328	1.13	1,387	(0.06)	887,941	1.20

Total Loans	78,350,249	100.00	4,627,503		73,722,746	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2017				As of March 31, 2016
		%	Change	%		%
Loans to Bankrupt Obligors	34,751	0.04	12,754	0.01	21,996	0.02
Non-Accrual Delinquent Loans	394,377	0.52	38,451	0.04	355,925	0.48
Loans Past Due for 3 Months or More	7,896	0.01	6,988	0.00	907	0.00
Restructured Loans	359,366	0.48	(38,136)	(0.05)	397,503	0.53

Total	796,391	1.06	20,058	0.01	776,333	1.05

Total Loans	74,601,591	100.00	717,022		73,884,568	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	79,438		(54,286)		133,724

Mizuho Bank

Loans to Bankrupt Obligors	34,734	0.04	12,800	0.01	21,934	0.03
Non-Accrual Delinquent Loans	387,152	0.54	39,897	0.04	347,255	0.49
Loans Past Due for 3 Months or More	7,896	0.01	6,988	0.00	907	0.00
Restructured Loans	352,808	0.49	(38,243)	(0.06)	391,052	0.55

Total	782,592	1.09	21,442	0.01	761,150	1.08

Total Loans	71,262,838	100.00	888,445		70,374,392	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	78,623		(54,197)		132,821

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	16	0.00	(45)	(0.00)	61	0.00
Non-Accrual Delinquent Loans	4,348	0.13	(1,432)	(0.03)	5,781	0.16
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	6,557	0.19	106	0.01	6,450	0.18

Total	10,922	0.32	(1,371)	(0.02)	12,294	0.35

Total Loans	3,326,296	100.00	(170,017)		3,496,313	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	814		(88)		903

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,876	23.09	(12)	2.24	2,888	20.84
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,876	23.09	(12)	2.24	2,888	20.84

Total Loans	12,455	100.00	(1,405)		13,861	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2017	Change	As of March 31, 2016
Reserves for Possible Losses on Loans	509,175	49,643	459,531
General Reserve for Possible Losses on Loans	344,741	39,913	304,828
Specific Reserve for Possible Losses on Loans	164,430	9,741	154,689
Reserve for Possible Losses on Loans to Restructuring Countries	2	(10)	13

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	93,782	(64,025)	157,807

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2017	Change	As of March 31, 2016
Reserves for Possible Losses on Loans	442,468	57,641	384,827
General Reserve for Possible Losses on Loans	306,635	44,608	262,027
Specific Reserve for Possible Losses on Loans	135,830	13,043	122,786
Reserve for Possible Losses on Loans to Restructuring Countries	2	(10)	13

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	85,318	(61,806)	147,125

Mizuho Bank

Reserves for Possible Losses on Loans	437,689	58,498	379,190
General Reserve for Possible Losses on Loans	302,091	45,148	256,943
Specific Reserve for Possible Losses on Loans	135,594	13,360	122,234
Reserve for Possible Losses on Loans to Restructuring Countries	2	(10)	13

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	84,130	(61,711)	145,842

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	4,779	(856)	5,636
General Reserve for Possible Losses on Loans	4,543	(540)	5,083
Specific Reserve for Possible Losses on Loans	235	(316)	552
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,187	(94)	1,282

*	Reserve for Possible Losses on Entrusted Loans (¥38 million and ¥42 million for March 31, 2017 and March 31, 2016, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2017	Change	As of March 31, 2016
Mizuho Financial Group	57.43	5.51	51.92
* Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2017	Change	As of March 31, 2016
Total	55.76	6.00	49.75
Mizuho Bank	55.92	6.11	49.81
Mizuho Trust & Banking (Banking Account)	43.75	(2.09)	45.84

*	Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of March 31, 2017	Change	As of March 31, 2016
Claims against Bankrupt and Substantially Bankrupt Obligors	98,449	15,285	83,164
Claims with Collection Risk	401,226	39,933	361,293
Claims for Special Attention	422,596	(41,419)	464,016
Total	922,272	13,799	908,473

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	93,383	(63,996)	157,380

Trust Account

	As of March 31, 2017	Change	As of March 31, 2016
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,876	(12)	2,888
Claims for Special Attention	—	—	—
Total	2,876	(12)	2,888

Consolidated + Trust Account

	As of March 31, 2017	Change	As of March 31, 2016
Claims against Bankrupt and Substantially Bankrupt Obligors	98,449	15,285	83,164
Claims with Collection Risk	404,102	39,920	364,182
Claims for Special Attention	422,596	(41,419)	464,016
Total	925,149	13,786	911,362

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2017				As of March 31, 2016
		%	Change	%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	82,780	0.09	14,757	0.01	68,022	0.08
Claims with Collection Risk	390,021	0.46	36,322	0.03	353,699	0.43
Claims for Special Attention	367,262	0.43	(31,148)	(0.04)	398,411	0.48
Sub-total	840,064	1.00	19,931	0.00	820,133	1.00
Normal Claims	82,716,405	98.99	1,707,313	(0.00)	81,009,092	98.99

Total	83,556,470	100.00	1,727,245		81,829,225	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	85,118		(61,800)		146,919

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	81,531	0.10	14,528	0.01	67,003	0.08
Claims with Collection Risk	384,025	0.47	38,039	0.03	345,986	0.44
Claims for Special Attention	360,704	0.44	(31,255)	(0.05)	391,960	0.50
Sub-total	826,262	1.03	21,312	0.00	804,950	1.02
Normal Claims	79,364,972	98.96	1,897,352	(0.00)	77,467,619	98.97

Total	80,191,234	100.00	1,918,665		78,272,569	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	84,130		(61,711)		145,842

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1,248	0.03	229	0.00	1,019	0.02
Claims with Collection Risk	3,119	0.09	(1,704)	(0.04)	4,824	0.13
Claims for Special Attention	6,557	0.19	106	0.01	6,450	0.18
Sub-total	10,925	0.32	(1,368)	(0.02)	12,294	0.34
Normal Claims	3,341,853	99.67	(188,646)	0.02	3,530,500	99.65

Total	3,352,779	100.00	(190,014)		3,542,794	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	987		(89)		1,076

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,876	23.09	(12)	2.24	2,888	20.84
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,876	23.09	(12)	2.24	2,888	20.84
Normal Claims	9,579	76.90	(1,392)	(2.24)	10,972	79.15

Total	12,455	100.00	(1,405)		13,861	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

	(Billions of yen)
	As of March 31, 2017	Change	As of March 31, 2016

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	82.7	14.7	68.0
Collateral, Guarantees, and equivalent	76.6	16.1	60.5
Reserve for Possible Losses	6.0	(1.3)	7.4
Claims with Collection Risk	387.1	36.3	350.8
Collateral, Guarantees, and equivalent	180.3	4.2	176.1
Reserve for Possible Losses	129.7	14.4	115.3
Claims for Special Attention	367.2	(31.1)	398.4
Collateral, Guarantees, and equivalent	140.5	(14.4)	155.0
Reserve for Possible Losses	97.7	(3.0)	100.7
Total	837.1	19.9	817.2
Collateral, Guarantees, and equivalent	397.6	5.9	391.7
Reserve for Possible Losses	233.5	9.9	223.5

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	81.5	14.5	67.0
Collateral, Guarantees, and equivalent	75.5	15.9	59.5
Reserve for Possible Losses	6.0	(1.4)	7.4
Claims with Collection Risk	384.0	38.0	345.9
Collateral, Guarantees, and equivalent	177.6	5.3	172.2
Reserve for Possible Losses	129.5	14.7	114.7
Claims for Special Attention	360.7	(31.2)	391.9
Collateral, Guarantees, and equivalent	140.2	(14.2)	154.5
Reserve for Possible Losses	94.9	(2.9)	97.8
Total	826.2	21.3	804.9
Collateral, Guarantees, and equivalent	393.3	7.0	386.3
Reserve for Possible Losses	230.5	10.4	220.0

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1.2	0.2	1.0
Collateral, Guarantees, and equivalent	1.1	0.1	1.0
Reserve for Possible Losses	0.0	0.0	0.0
Claims with Collection Risk	3.1	(1.7)	4.8
Collateral, Guarantees, and equivalent	2.7	(1.1)	3.8
Reserve for Possible Losses	0.1	(0.3)	0.5
Claims for Special Attention	6.5	0.1	6.4
Collateral, Guarantees, and equivalent	0.3	(0.1)	0.4
Reserve for Possible Losses	2.7	(0.1)	2.9
Total	10.9	(1.3)	12.2
Collateral, Guarantees, and equivalent	4.3	(1.0)	5.3
Reserve for Possible Losses	3.0	(0.4)	3.4

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	2.8	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of March 31, 2017	Change	As of March 31, 2016

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	631.2	15.9	615.2
Reserves for Possible Losses on Loans	233.5	9.9	223.5
Collateral, Guarantees, and equivalent	397.6	5.9	391.7

	(%)
Coverage Ratio	75.4	0.1	75.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.1	(2.9)	83.0
Claims for Special Attention	64.8	0.6	64.2
Claims against Special Attention Obligors	67.9	0.2	67.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	62.7	(3.2)	66.0
Claims for Special Attention	43.1	1.7	41.4
Claims against Special Attention Obligors	45.5	1.1	44.3

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	26.73	1.01	25.72
Claims against Watch Obligors excluding Special Attention Obligors	6.69	3.03	3.66
Claims against Normal Obligors	0.06	(0.00)	0.07

Mizuho Bank

	(Billions of yen)
Coverage Amount	623.8	17.4	606.4
Reserves for Possible Losses on Loans	230.5	10.4	220.0
Collateral, Guarantees, and equivalent	393.3	7.0	386.3

	(%)
Coverage Ratio	75.5	0.1	75.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	79.9	(2.9)	82.9
Claims for Special Attention	65.1	0.8	64.3
Claims against Special Attention Obligors	67.8	0.3	67.4

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	62.7	(3.2)	66.0
Claims for Special Attention	43.0	1.8	41.2
Claims against Special Attention Obligors	45.5	1.2	44.2

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	26.88	1.06	25.81
Claims against Watch Obligors excluding Special Attention Obligors	6.73	3.04	3.69
Claims against Normal Obligors	0.06	(0.00)	0.07

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
Coverage Amount	7.3	(1.5)	8.8
Reserves for Possible Losses on Loans	3.0	(0.4)	3.4
Collateral, Guarantees, and equivalent	4.3	(1.0)	5.3

	(%)
Coverage Ratio	67.2	(4.8)	72.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	94.5	2.7	91.8
Claims for Special Attention	47.9	(4.9)	52.8
Claims against Special Attention Obligors	74.0	(2.8)	76.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	51.0	(7.0)	58.0
Claims for Special Attention	44.9	(4.0)	49.0
Claims against Special Attention Obligors	44.9	(3.7)	48.7

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	21.19	(0.77)	21.97
Claims against Watch Obligors excluding Special Attention Obligors	1.19	(0.42)	1.62
Claims against Normal Obligors	0.04	(0.00)	0.04

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2013	Fiscal 2014	Fiscal 2015	Fiscal 2016
	As of March 31, 2014	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2016
Claims against Bankrupt and Substantially Bankrupt Obligors	67.2	39.8	26.2	17.6	0.4	18.1	(8.0)
Claims with Collection Risk	472.0	297.9	176.1	118.3	4.9	123.2	(52.8)
Amount Categorized as above up to Fiscal 2013	539.3	337.8	202.3	136.0	5.4	141.4	(60.9)
of which the amount which was in the process of being removed from the balance sheet	61.4	32.4	21.2	14.2	0.4	14.6	(6.6)
Claims against Bankrupt and Substantially Bankrupt Obligors		16.8	11.8	2.1	0.0	2.1	(9.7)
Claims with Collection Risk		104.5	59.3	43.7	0.3	44.0	(15.3)
Amount Newly Categorized as above during Fiscal 2014		121.4	71.2	45.8	0.3	46.1	(25.0)
of which the amount which was in the process of being removed from the balance sheet		15.6	11.8	2.1	0.0	2.1	(9.7)
Claims against Bankrupt and Substantially Bankrupt Obligors			29.9	27.9	0.2	28.1	(1.7)
Claims with Collection Risk			118.2	74.7	0.3	75.0	(43.2)
Amount Newly Categorized as above during Fiscal 2015			148.1	102.6	0.5	103.2	(44.9)
of which the amount which was in the process of being removed from the balance sheet			23.9	22.3	0.2	22.5	(1.3)
Claims against Bankrupt and Substantially Bankrupt Obligors				33.7	0.5	34.2	34.2
Claims with Collection Risk				147.2	0.4	147.6	147.6
Amount Newly Categorized as above during Fiscal 2016				181.0	0.9	181.9	181.9
of which the amount which was in the process of being removed from the balance sheet				32.7	0.5	33.3	33.3
Claims against Bankrupt and Substantially Bankrupt Obligors	67.2	56.6	68.0	81.5	1.2	82.7	14.7
Claims with Collection Risk	472.0	402.5	353.6	384.0	5.9	390.0	36.3
Total	539.3	459.2	421.7	465.5	7.2	472.8	51.0
of which the amount which was in the process of being removed from the balance sheet	61.4	48.0	57.1	71.4	1.2	72.7	15.6

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2016

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(20.4)	(20.4)	—
Restructuring	(6.3)	(6.3)	—
Improvement in Business Performance due to Restructuring	(0.1)	—	(0.1)
Loan Sales	(28.2)	(28.2)	—
Direct Write-off	51.4	51.4	—
Other	(127.1)	(124.8)	(2.3)
Debt recovery	(101.8)	(100.9)	(0.9)
Improvement in Business Performance	(25.2)	(23.9)	(1.3)

Total	(130.8)	(128.4)	(2.4)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2017				As of March 31, 2016
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	56,288.5	717.7	758.0	2.0	55,530.4	715.6
Manufacturing	8,620.2	294.8	475.6	7.1	8,144.5	287.7
Agriculture & Forestry	38.8	0.2	(5.9)	(1.3)	44.8	1.5
Fishery	1.3	—	0.1	(0.3)	1.2	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	224.8	0.0	(9.6)	(0.0)	234.5	0.0
Construction	643.2	10.4	(85.9)	(4.9)	729.2	15.4
Utilities	2,212.1	0.9	(152.8)	(0.3)	2,365.0	1.2
Communication	1,429.2	9.7	75.8	(5.8)	1,353.3	15.6
Transportation & Postal Industry	2,311.7	9.9	59.1	(1.6)	2,252.5	11.5
Wholesale & Retail	4,740.3	130.9	(258.7)	2.1	4,999.0	128.8
Finance & Insurance	7,127.2	3.8	486.3	1.0	6,640.8	2.8
Real Estate	7,023.7	32.7	157.1	(11.2)	6,866.6	43.9
Commodity Lease	2,104.6	1.3	115.9	(0.1)	1,988.7	1.4
Service Industries	2,659.4	64.5	(7.1)	2.3	2,666.5	62.1
Local Governments	873.4	2.8	(48.3)	(0.0)	921.7	2.8
Governments	3,191.1	—	920.9	—	2,270.2	—
Other	13,086.7	155.2	(964.5)	15.3	14,051.2	139.8
Overseas Total (including Loans Booked Offshore)	19,127.5	78.6	(93.6)	17.9	19,221.1	60.6
Governments	671.5	—	(305.2)	—	976.8	—
Financial Institutions	5,957.1	—	703.0	—	5,254.0	—
Other	12,498.8	78.6	(491.4)	17.9	12,990.2	60.6

Total	75,416.0	796.3	664.4	20.0	74,751.6	776.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2017:	¥656.1 billion (from MHBK)
As of March 31, 2016:	¥686.3 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2017				As of March 31, 2016
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	52,140.5	703.9	981.5	3.4	51,159.0	700.4
Manufacturing	8,144.5	289.2	527.3	7.2	7,617.1	281.9
Agriculture & Forestry	38.8	0.2	(5.9)	(1.3)	44.8	1.5
Fishery	1.3	—	0.1	(0.3)	1.2	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	222.6	0.0	(9.5)	(0.0)	232.2	0.0
Construction	608.9	10.3	(81.7)	(4.9)	690.6	15.3
Utilities	1,968.9	0.9	(107.8)	(0.3)	2,076.7	1.2
Communication	1,300.6	9.7	18.2	(5.8)	1,282.4	15.6
Transportation & Postal Industry	2,098.4	9.8	43.5	(1.6)	2,054.8	11.5
Wholesale & Retail	4,571.0	130.7	(241.6)	2.1	4,812.6	128.6
Finance & Insurance	6,735.9	3.8	496.1	1.0	6,239.7	2.8
Real Estate	5,943.7	31.4	136.7	(9.9)	5,807.0	41.3
Commodity Lease	1,833.8	1.3	124.8	(0.1)	1,708.9	1.4
Service Industries	2,599.6	64.0	(2.1)	1.9	2,601.7	62.1
Local Governments	862.0	—	(46.4)	—	908.4	—
Governments	3,004.8	—	998.1	—	2,006.6	—
Other	12,205.1	152.1	(868.3)	15.7	13,073.5	136.3
Overseas Total (including Loans Booked Offshore)	19,122.2	78.6	(93.0)	17.9	19,215.3	60.6
Governments	671.2	—	(305.1)	—	976.4	—
Financial Institutions	5,957.1	—	703.0	—	5,254.0	—
Other	12,493.8	78.6	(490.9)	17.9	12,984.8	60.6

Total	71,262.8	782.5	888.4	21.4	70,374.3	761.1

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,147.9	13.7	(223.4)	(1.3)	4,371.3	15.1
Manufacturing	475.6	5.5	(51.6)	(0.1)	527.3	5.7
Agriculture & Forestry	—	—	—	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.1	—	(0.0)	—	2.2	—
Construction	34.3	0.1	(4.1)	(0.0)	38.5	0.1
Utilities	243.1	—	(45.0)	—	288.2	—
Communication	128.5	—	57.6	—	70.9	—
Transportation & Postal Industry	213.3	0.0	15.6	(0.0)	197.7	0.0
Wholesale & Retail	169.3	0.1	(17.1)	(0.0)	186.4	0.2
Finance & Insurance	391.3	—	(9.7)	—	401.0	—
Real Estate	1,080.0	1.3	20.3	(1.2)	1,059.6	2.5
Commodity Lease	270.8	—	(8.9)	—	279.8	—
Service Industries	59.7	0.5	(5.0)	0.4	64.7	0.0
Local Governments	11.3	2.8	(1.8)	(0.0)	13.2	2.8
Governments	186.3	—	(77.1)	—	263.5	—
Other	881.5	3.1	(96.1)	(0.3)	977.7	3.4
Overseas Total (including Loans Booked Offshore)	5.2	—	(0.5)	—	5.8	—
Governments	0.3	—	(0.1)	—	0.4	—
Financial Institutions	—	—	—	—	—	—
Other	4.9	—	(0.4)	—	5.4	—

Total	4,153.2	13.7	(224.0)	(1.3)	4,377.2	15.1

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2017				As of March 31, 2016
	Disclosed Claims under the FRA	Coverage Ratio	Change		Disclosed Claims under the FRA	Coverage Ratio
			Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	733.4	73.9	1.8	(0.3)	731.5	74.2
Manufacturing	305.5	73.2	7.8	1.0	297.6	72.1
Agriculture & Forestry	0.2	30.9	(1.3)	(32.5)	1.5	63.5
Fishery	—	—	(0.3)	—	0.3	12.2
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	10.4	67.2	(5.0)	(0.0)	15.5	67.2
Utilities	0.9	42.3	(0.3)	18.9	1.2	23.3
Communication	9.9	67.9	(5.8)	(13.7)	15.7	81.6
Transportation & Postal Industry	9.9	69.8	(1.6)	2.6	11.5	67.1
Wholesale & Retail	134.9	62.9	1.6	(0.8)	133.3	63.7
Finance & Insurance	3.8	69.8	1.0	1.4	2.8	68.3
Real Estate	32.7	86.0	(11.2)	(0.3)	44.0	86.4
Commodity Lease	1.3	86.6	(0.1)	2.7	1.4	83.8
Service Industries	64.9	66.0	2.0	(2.0)	62.9	68.1
Local Governments	2.8	100.0	(0.0)	—	2.8	100.0
Other	155.7	86.3	15.2	(1.9)	140.4	88.2
Overseas Total (including Loans Booked Offshore)	106.6	86.3	18.0	1.6	88.5	84.6
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	106.6	86.3	18.0	1.6	88.5	84.6

Total	840.0	75.4	19.9	0.1	820.1	75.3

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-28

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2017		As of March 31, 2016
		Change
Housing and Consumer Loans	10,719.8	(648.2)	11,368.1
Housing Loans for owner’s residential housing	9,497.5	(452.1)	9,949.7

Mizuho Bank

Housing and Consumer Loans	10,605.2	(627.2)	11,232.5
Housing Loans	9,759.3	(512.3)	10,271.7
for owner’s residential housing	9,393.6	(433.6)	9,827.2
Consumer loans	845.9	(114.9)	960.8

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	114.6	(20.9)	135.5
Housing Loans for owner’s residential housing	103.9	(18.5)	122.4
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2017		As of March 31, 2016
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.7	(1.2)	59.0
Loans to SMEs and Individual Customers	32,500.8	(279.4)	32,780.3

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.2	(1.6)	59.9
Loans to SMEs and Individual Customers	30,363.9	(293.1)	30,657.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	51.5	2.9	48.5
Loans to SMEs and Individual Customers	2,136.8	13.6	2,123.2

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-29

Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2017				As of March 31, 2016
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	6,504.3	34.2	(301.7)	9.6	6,806.1	24.5
Hong Kong	1,501.1	8.7	124.4	(0.1)	1,376.6	8.9
South Korea	615.5	0.5	(75.3)	0.5	690.8	—
Singapore	1,176.2	15.5	(18.7)	1.0	1,195.0	14.5
Thailand	867.3	1.1	20.0	0.3	847.2	0.7
Central and South America	3,746.3	91.0	(187.7)	41.6	3,934.0	49.4
North America	5,790.8	21.5	28.7	(0.6)	5,762.1	22.1
Eastern Europe	105.8	0.1	50.8	(1.0)	55.0	1.2
Western Europe	3,153.8	18.3	(238.9)	(1.7)	3,392.8	20.1
Other	2,504.5	6.3	139.9	(5.1)	2,364.5	11.4
Total	21,805.7	171.7	(508.9)	42.7	22,314.6	129.0

2-30

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2017 to March 31, 2022)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,878.7
Income before Income Taxes	2	2,952.3
Tax Adjustments *1	3	261.3
Taxable Income before Current Deductible Temporary Differences *2	4	3,213.6

Effective Statutory Tax Rate	5	30.80%/30.56%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	983.4

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2017.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2012	80.5
Fiscal 2013	304.2
Fiscal 2014	546.7
Fiscal 2015	496.0
Fiscal 2016(estimate)	440.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK and the former MHCB.
*3.	Figure for fiscal 2016 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2017	Change	As of March 31, 2016
Reserves for Possible Losses on Loans	7	141.4	6.2	135.1
Impairment of Securities	8	141.1	(17.2)	158.3
Net Unrealized Losses on Other Securities	9	10.7	(9.4)	20.1
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	3.5	3.5	—
Tax Losses Carried Forward	12	—	—	—
Other	13	267.3	14.5	252.8
Total Deferred Tax Assets	14	564.1	(2.3)	566.5

Valuation Allowance	15	(154.0)	39.9	(193.9)
Sub-Total [ 14 + 15 ]	16	410.1	37.5	372.6

Amount related to Retirement Benefits Accounting *1	17	(147.2)	(3.9)	(143.3)
Net Unrealized Gains on Other Securities	18	(397.7)	29.5	(427.3)
Net Deferred Hedge Gains	19	—	66.5	(66.5)
Other	20	(51.2)	(13.7)	(37.4)
Total Deferred Tax Liabilities	21	(596.3)	78.4	(674.7)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(186.1)	115.9	(302.0)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(399.7)	28.6	(428.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	3.5	70.1	(66.5)
Tax effects related to others	25	210.0	17.1	192.9

*1	Amount related to Retirement Benefits Accounting includes ¥(75.0) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥2,878.7 billion [1]

Income before Income Taxes: ¥2,952.3 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,213.6 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥564.1 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥154.0 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥596.3 billion [21], ¥186.1 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2017 to March 31, 2022)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	211.1
Income before Income Taxes	2	193.8
Tax Adjustments *1	3	(5.8)
Taxable Income before Current Deductible Temporary Differences *2	4	187.9
Effective Statutory Tax Rate	5	30.80%/30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	57.6

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2017.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2012	26.8
Fiscal 2013	39.9
Fiscal 2014	14.6
Fiscal 2015	45.1
Fiscal 2016(estimate)	52.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2016 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2017	Change	As of March 31, 2016
Reserves for Possible Losses on Loans	7	1.7	(0.1)	1.9
Impairment of Securities	8	11.1	(4.5)	15.6
Net Unrealized Losses on Other Securities	9	0.3	(0.0)	0.3
Reserve for Employee Retirement Benefits	10	10.8	0.6	10.2
Net Deferred Hedge Losses	11	—	—	—
Tax Losses Carried Forward	12	—	—	—
Other	13	5.5	0.7	4.7
Total Deferred Tax Assets	14	29.5	(3.3)	32.9

Valuation Allowance	15	(11.6)	3.9	(15.6)
Sub-Total [ 14 + 15 ]	16	17.8	0.5	17.2

Amount related to Retirement Benefits Accounting *1	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(21.6)	2.2	(23.9)
Net Deferred Hedge Gains	19	(0.7)	(0.5)	(0.2)
Other	20	(0.5)	0.0	(0.6)
Total Deferred Tax Liabilities	21	(27.5)	1.8	(29.3)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(9.6)	2.3	(12.0)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(22.0)	1.9	(23.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(0.7)	(0.5)	(0.2)
Tax effects related to others	25	13.0	0.9	12.1

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥211.1 billion [1]

Income before Income Taxes: ¥193.8 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥187.9 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥29.5 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥11.6 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥27.5 billion [21], ¥9.6 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2017	Change	As of March 31, 2016
Deposits	92,744.3	4,672.9	88,071.3
Individual Deposits	41,381.9	1,140.7	40,241.2
Corporate Deposits	43,941.2	3,246.1	40,695.0
Financial/Government Institutions	7,421.1	286.0	7,135.0

Mizuho Bank

Deposits	89,370.8	4,341.9	85,028.9
Individual Deposits	40,375.6	1,211.7	39,163.9
Corporate Deposits	42,600.3	3,211.4	39,388.9
Financial/Government Institutions	6,394.8	(81.2)	6,476.1

Mizuho Trust & Banking

Deposits	3,373.4	331.0	3,042.4
Individual Deposits	1,006.3	(70.9)	1,077.3
Corporate Deposits	1,340.9	34.7	1,306.1
Financial/Government Institutions	1,026.2	367.3	658.9

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-33

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of March 31, 2017	Change	As of March 31, 2016
Directors, Executive Officers as defined in the Companies Act, and Auditors	66	(2)	68
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	117	7	110
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	41,758	2,851	38,907

Aggregate Figures for Mizuho Financial Group, and the 2 Banks
Directors, Executive Officers as defined in the Companies Act, and Auditors	49	(3)	52
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	99	9	90
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	34,473	2,560	31,913

Mizuho Financial Group
Directors and Executive Officers as defined in the Companies Act	23	(3)	26
Executive Officers as defined in the Companies Act	15	(3)	18
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	51	14	37
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	1,359	41	1,318

Mizuho Bank
Directors and Auditors	20	—	20
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors)	68	2	66
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	29,848	2,493	27,355

Mizuho Trust & Banking
Directors and Auditors	13	—	13
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	22	1	21
Employees (excluding Executive Officers as defined in our internal regulations)	3,266	26	3,240

Mizuho Securities
Directors and Auditors	19	1	18
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	31	(2)	33
Employees (excluding Executive Officers as defined in our internal regulations)	7,285	291	6,994

*1.	Mizuho Financial Group and Mizuho Bank have newly introduced “Specialist Officer” positions from April 1, 2016.
*2.	In the tables that denote aggregate figures for more than one company, the numbers have been adjusted for Directors, Executive Officers as defined in our internal regulations, and Specialist Officers doubling other positions.
*3.	The number of Executive Officers as defined in our internal regulations includes those doubling as Directors of Mizuho Financial Group.
*4.	The figures for Mizuho Securities are denoted for reference.

2-34

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of March 31, 2017	Change	As of March 31, 2016
Head Offices and Domestic Branches	455	—	455
Overseas Branches	25	—	25
Domestic Sub-Branches	66	6	60
Overseas Sub-Branches	17	—	17
Overseas Representative Offices	6	—	6

*  Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	—	419
Overseas Branches	25	—	25
Domestic Sub-Branches	45	4	41
Overseas Sub-Branches	17	—	17
Overseas Representative Offices	6	—	6

*  Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	21	2	19
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

2-35

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2017

Consolidated

	(Billions of yen)
	First Half	Fiscal 2017
Ordinary Profits	340.0	790.0
Profit Attributable to Owners of Parent	240.0	550.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2017
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	460.0	425.0	35.0
Ordinary Profits	545.0	515.0	30.0
Net Income	385.0	365.0	20.0
Credit-related Costs	(40.0)	(40.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-36

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥38,943,082	¥30,156,145	¥8,786,936
Call Loans	433,198	266,249	166,949
Receivables under Resale Agreements	596,194	368,351	227,843
Other Debt Purchased	728,080	729,842	(1,762)
Trading Assets	4,234,901	6,421,352	(2,186,450)
Money Held in Trust	3,137	3,197	(59)
Securities	31,264,703	37,903,140	(6,638,437)
Loans and Bills Discounted	71,262,838	70,374,392	888,445
Foreign Exchange Assets	1,769,212	1,343,546	425,665
Derivatives other than for Trading	3,201,963	5,008,314	(1,806,351)
Other Assets	2,268,678	1,688,087	580,590
Tangible Fixed Assets	828,363	836,484	(8,121)
Intangible Fixed Assets	754,547	636,583	117,964
Prepaid Pension Cost	481,968	469,034	12,933
Customers’ Liabilities for Acceptances and Guarantees	5,757,150	5,297,202	459,947
Reserves for Possible Losses on Loans	(437,689)	(379,190)	(58,498)

Total Assets	¥162,090,330	¥161,122,736	¥967,594

Liabilities
Deposits	¥107,789,803	¥100,197,037	¥7,592,765
Negotiable Certificates of Deposit	10,091,832	11,177,095	(1,085,263)
Call Money	775,450	1,127,524	(352,074)
Payables under Repurchase Agreements	7,604,970	7,588,922	16,048
Guarantee Deposits Received under Securities Lending Transactions	335,575	786,431	(450,856)
Commercial Paper	765,146	777,601	(12,455)
Trading Liabilities	3,362,426	5,198,295	(1,835,868)
Borrowed Money	9,136,351	8,697,522	438,828
Foreign Exchange Liabilities	729,532	682,188	47,343
Bonds and Notes	3,726,331	4,376,773	(650,442)
Derivatives other than for Trading	2,836,858	4,423,937	(1,587,078)
Other Liabilities	1,616,928	2,998,753	(1,381,825)
Reserve for Bonus Payments	20,902	20,437	464
Reserve for Variable Compensation	1,269	1,300	(31)
Reserve for Possible Losses on Sales of Loans	298	267	31
Reserve for Contingencies	52	800	(748)
Reserve for Reimbursement of Deposits	17,575	15,041	2,533
Reserve for Reimbursement of Debentures	32,720	39,245	(6,524)
Deferred Tax Liabilities	186,153	302,072	(115,918)
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585	67,991	(1,405)
Acceptances and Guarantees	5,757,150	5,297,202	459,947

Total Liabilities	154,853,914	153,776,443	1,077,470

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,795	(466)
Capital Reserve	655,418	655,324	93
Other Capital Surplus	1,630,910	1,631,471	(560)
Retained Earnings	2,298,416	2,231,469	66,946
Appropriated Reserve	225,810	169,829	55,981
Other Retained Earnings	2,072,606	2,061,640	10,965
Retained Earnings Brought Forward	2,072,606	2,061,640	10,965

Total Shareholders’ Equity	5,988,810	5,922,330	66,479

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,099,468	1,106,333	(6,865)
Net Deferred Hedge Gains (Losses), net of Taxes	2,527	169,143	(166,616)
Revaluation Reserve for Land, net of Taxes	145,609	148,483	(2,874)

Total Valuation and Translation Adjustments	1,247,605	1,423,961	(176,356)

Total Net Assets	7,236,415	7,346,292	(109,876)

Total Liabilities and Net Assets	¥162,090,330	¥161,122,736	¥967,594

2-37

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2017 (A)	For the fiscal year ended March 31, 2016 (B)	Change (A) - (B)
Ordinary Income	¥2,233,118	¥2,251,728	¥(18,609)
Interest Income	1,204,728	1,207,062	(2,333)
Interest on Loans and Bills Discounted	820,861	801,996	18,865
Interest and Dividends on Securities	257,345	284,113	(26,767)
Fee and Commission Income	470,240	477,788	(7,548)
Trading Income	81,202	96,734	(15,531)
Other Operating Income	191,592	197,715	(6,122)
Other Ordinary Income	285,355	272,427	12,927

Ordinary Expenses	1,773,319	1,547,651	225,667
Interest Expenses	484,970	377,013	107,956
Interest on Deposits	194,365	133,957	60,408
Fee and Commission Expenses	93,982	91,475	2,506
Trading Expenses	792	2,282	(1,489)
Other Operating Expenses	47,643	44,711	2,931
General and Administrative Expenses	901,693	832,319	69,374
Other Ordinary Expenses	244,237	199,849	44,388

Ordinary Profits	459,799	704,076	(244,277)

Extraordinary Gains	2,567	6,484	(3,916)

Extraordinary Losses	7,413	7,647	(234)

Income before Income Taxes	454,954	702,913	(247,959)
Income Taxes:
Current	132,745	164,473	(31,727)
Refund of Income Taxes	(3,259)	(3,049)	(210)
Deferred	(17,098)	51,276	(68,375)

Net Income	¥342,566	¥490,212	¥(147,646)

2-38

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,699,040	¥1,665,011	¥34,029
Call Loans	6,956	5,520	1,435
Guarantee Deposits Paid under Securities Borrowing Transactions	113,046	215,970	(102,923)
Other Debt Purchased	9,196	13,358	(4,161)
Trading Assets	90,487	127,305	(36,817)
Money Held in Trust	3,286	2,578	708
Securities	1,253,105	1,492,120	(239,014)
Loans and Bills Discounted	3,326,296	3,496,313	(170,017)
Foreign Exchange Assets	2,596	3,675	(1,079)
Other Assets	83,804	80,648	3,155
Tangible Fixed Assets	23,617	24,632	(1,015)
Intangible Fixed Assets	33,477	24,022	9,455
Prepaid Pension Cost	49,230	49,795	(564)
Customers’ Liabilities for Acceptances and Guarantees	23,887	43,749	(19,862)
Reserves for Possible Losses on Loans	(4,779)	(5,636)	856

Total Assets	¥6,713,251	¥7,239,067	¥(525,816)

Liabilities
Deposits	¥3,387,390	¥3,056,268	¥331,122
Negotiable Certificates of Deposit	327,620	353,070	(25,450)
Call Money	242,493	1,162,877	(920,383)
Payables under Repurchase Agreements	67,320	67,602	(282)
Guarantee Deposits Received under Securities Lending Transactions	310,303	420,713	(110,409)
Trading Liabilities	83,683	121,483	(37,800)
Borrowed Money	372,578	366,955	5,623
Foreign Exchange Liabilities	—	0	(0)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,272,149	1,019,554	252,594
Other Liabilities	36,173	60,074	(23,900)
Reserve for Bonus Payments	1,976	1,953	23
Reserve for Variable Compensation	413	401	11
Reserve for Reimbursement of Deposits	1,496	1,113	383
Deferred Tax Liabilities	9,692	12,043	(2,350)
Acceptances and Guarantees	23,887	43,749	(19,862)

Total Liabilities	6,147,179	6,697,859	(550,680)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	205,013	180,091	24,922
Appropriated Reserve	27,427	23,327	4,099
Other Retained Earnings	177,585	156,763	20,822
Retained Earnings Brought Forward	177,585	156,763	20,822

Total Shareholders’ Equity	467,888	442,965	24,922

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	96,529	97,740	(1,210)
Net Deferred Hedge Gains (Losses), net of Taxes	1,654	501	1,152

Total Valuation and Translation Adjustments	98,183	98,241	(57)

Total Net Assets	566,071	541,207	24,864

Total Liabilities and Net Assets	¥6,713,251	¥7,239,067	¥(525,816)

2-39

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2017 (A)	For the fiscal year ended March 31, 2016 (B)	Change (A) - (B)
Ordinary Income	¥198,028	¥194,291	¥3,736
Fiduciary Income	50,075	53,324	(3,248)
Interest Income	39,805	47,043	(7,238)
Interest on Loans and Bills Discounted	25,817	28,497	(2,680)
Interest and Dividends on Securities	12,259	16,683	(4,424)
Fee and Commission Income	58,874	53,927	4,947
Trading Income	1,180	1,347	(166)
Other Operating Income	14,483	25,290	(10,807)
Other Ordinary Income	33,608	13,357	20,250

Ordinary Expenses	134,952	135,409	(456)
Interest Expenses	10,221	11,284	(1,062)
Interest on Deposits	1,220	2,259	(1,039)
Fee and Commission Expenses	27,545	25,936	1,609
Trading Expenses	0	—	0
Other Operating Expenses	5,556	8,137	(2,581)
General and Administrative Expenses	86,723	79,954	6,768
Other Ordinary Expenses	4,905	10,095	(5,190)

Ordinary Profits	63,075	58,882	4,193

Extraordinary Gains	—	995	(995)

Extraordinary Losses	1,722	275	1,447

Income before Income Taxes	61,352	59,602	1,750
Income Taxes:
Current	16,787	15,945	841
Deferred	(917)	3,215	(4,133)

Net Income	¥45,482	¥40,440	¥5,042

2-40

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2017

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	826,932	Money Trusts	19,765,871
Securities	903,424	Pension Trusts	3,391,830
Beneficiary Rights to the Trusts	48,201,745	Property Formation Benefit Trusts	3,891
Securities held in Custody Accounts	290,689	Investment Trusts	16,168,525
Money Claims	4,939,175	Money Entrusted Other than Money Trusts	1,456,080
Tangible Fixed Assets	6,383,434	Securities Trusts	7,866,868
Intangible Fixed Assets	326,024	Money Claims Trusts	3,815,400
Other Claims	738,501	Land and Fixtures Trusts	340,393
Due from Banking Account	1,272,149	Composite Trusts	11,800,163
Cash and Due from Banks	732,209	Other Trusts	5,260

Total	64,614,286	Total	64,614,286

Notes:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥46,845,285 million.
3.	Joint trust assets under the management of other companies: ¥392,866 million
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥12,455 million.

Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,876 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	12,455	Principal	758,734
Securities	2	Reserve	38
Others	746,404	Others	90

Total	758,863	Total	758,863

2-41

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Total Amount of Funds	26,876,604	25,771,881	1,104,722
Deposits	3,387,390	3,056,268	331,122
Negotiable Certificates of Deposit	327,620	353,070	(25,450)
Money Trusts	19,765,871	18,620,805	1,145,065
Pension Trusts	3,391,830	3,738,037	(346,206)
Property Formation Benefit Trusts	3,891	3,700	191

Loans and Bills Discounted	4,153,229	4,377,247	(224,018)
of Banking accounts	3,326,296	3,496,313	(170,017)
of Trust accounts	826,932	880,933	(54,001)

Securities for Investments	2,156,529	2,512,268	(355,738)
of Banking accounts	1,253,105	1,492,120	(239,014)
of Trust accounts	903,424	1,020,148	(116,724)

2-42

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2017 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥249,691	¥283,049	¥(33,358)
Cash Segregated as Deposits for Customers and Others	230,214	170,684	59,530
Trading Assets	5,019,291	5,990,021	(970,729)
Receivables - Unsettled Trades	169,960	27,923	142,036
Operating Investment Securities	21,762	19,010	2,752
Operating Loans Receivable	2,790	3,100	(310)
Receivables Related to Margin Transactions	96,255	98,958	(2,703)
Collateralized Short-Term Financing Agreements-Receivable	3,821,571	3,949,642	(128,071)
Advances Paid	191	107	83
Securities: Fail to Deliver	28,695	11,937	16,757
Short-Term Loans Receivable	22,459	50,711	(28,252)
Deferred Tax Assets	15,302	8,735	6,567
Other Current Assets	537,638	404,314	133,323
Less: Allowance for Doubtful Accounts	(6)	(16)	10
Noncurrent Assets
Property and Equipment	15,087	14,540	546
Intangible Assets	50,195	42,370	7,824
Investments and Other Assets	297,330	308,153	(10,822)

Total Assets	¥10,578,433	¥11,383,246	¥(804,813)

Liabilities
Current Liabilities
Trading Liabilities	¥3,771,283	¥4,445,062	¥(673,778)
Payables Related to Margin Transactions	55,287	42,278	13,008
Collateralized Short-Term Financing Agreements-Payable	3,727,318	3,861,722	(134,403)
Deposits Received	234,622	136,356	98,265
Guarantee Deposits Received	184,821	154,013	30,807
Securities: Fail to Receive	12,844	4,271	8,573
Short-Term Borrowings	716,603	479,403	237,199
Commercial Paper	111,300	513,700	(402,400)
Bonds and Notes Due within One Year	55,323	55,602	(278)
Lease Obligations	375	377	(1)
Income Taxes Payable	—	4,400	(4,400)
Accrued Employees’ Bonuses	13,432	13,217	215
Provision for Variable Compensation	855	790	65
Provision for Bonus Point Redemption	596	623	(27)
Other Current Liabilities	28,513	31,422	(2,908)
Noncurrent Liabilities
Bonds and Notes	554,903	548,766	6,136
Long-Term Borrowings	233,500	409,400	(175,900)
Lease Obligations	494	857	(363)
Provision for Retirement Benefits	19,536	18,034	1,502
Other Noncurrent Liabilities	1,647	1,885	(238)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,291	2,005	285

Total Liabilities	9,725,551	10,724,190	(998,639)

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	332,177	149,594	182,582
Other Retained Earnings	332,177	149,594	182,582
Retained Earnings Brought Forward	332,177	149,594	182,582

Total Shareholders’ Equity	838,993	656,411	182,582

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	22,719	21,626	1,092
Net Deferred Gains or Losses on Hedges, net of Tax	(8,831)	(18,982)	10,150

Total Valuation and Translation Adjustments	13,887	2,644	11,243

Total Net Assets	852,881	659,056	193,825

Total Liabilities and Net Assets	¥10,578,433	¥11,383,246	¥(804,813)

2-43

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2017 (A)	For the fiscal year ended March 31, 2016 (B)	Change (A) - (B)
Operating Revenues	¥341,126	¥319,855	¥21,270
Commissions	149,114	155,617	(6,503)
Net Gain on Trading	143,956	130,230	13,725
Net Gain on Operating Investment Securities	2,299	4,604	(2,305)
Interest and Dividend Income	45,756	29,402	16,353

Interest Expenses	37,915	27,552	10,362

Net Operating Revenues	303,211	292,303	10,907

Selling, General and Administrative Expenses	239,455	231,895	7,559
Transaction-Related Expenses	51,513	51,176	337
Personnel Expenses	87,966	85,135	2,831
Real Estate Expenses	27,237	26,042	1,195
Administrative Expenses	49,355	47,955	1,399
Depreciation and Amortization	17,143	14,929	2,213
Taxes and Dues	2,801	3,386	(585)
Provision of Allowance for Doubtful Accounts	(40)	(426)	385
Other	3,477	3,695	(218)

Operating Income	63,755	60,407	3,347

Non-Operating Income	7,920	8,055	(134)
Non-Operating Expenses	1,487	1,357	129

Ordinary Income	70,189	67,105	3,084

Extraordinary Gain	119,276	13,436	105,839

Extraordinary Loss	2,554	2,464	89

Income before Income Taxes	186,911	78,077	108,833
Income Taxes:
Current	161	6,915	(6,754)
Deferred	(13,968)	16,563	(30,532)

Net Income	¥200,718	¥54,598	¥146,120

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